Rio Narcea Gold Mines, Ltd.

Annual Information Form
For the year ended December 31, 2003
Dated May 11, 2004

Rio Narcea

Head Office

Avda. del Llaniello, 13-Bajo

33860 Salas, Asturias, Spain

T (34) 98 583 1500

F (34) 98 583 2159

Investor Relations

1880 Queen Street East

P.O. BOX 807

Toronto, ON M4L 1H2

T (416) 686 0386

F (416) 686 6326

E gold@rionarcea.com

WWW.RIONARCEA.COM

TABLE OF CONTENTS

GLOSSARY OF MINING TERMS

ITEM 1.

THE COMPANY AND INTERCORPORATE RELATIONSHIPS

ITEM 2.

GENERAL DEVELOPMENT OF THE COMPANY

ITEM 3.

GENERAL DESCRIPTION OF THE BUSINESS

ITEM 4.

DESCRIPTION OF MINES, DEVELOPMENT PROJECTS AND EXPLORATION PROPERTIES

ITEM 5.

 SELECTED CONSOLIDATED FINANCIAL INFORMATION

ITEM 6.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ITEM 7.

 NATURE OF TRADING MARKET

ITEM 8.

 DIRECTORS AND OFFICERS OF THE COMPANY

ITEM 9.

ADDITIONAL INFORMATION

PRELIMINARY NOTES

Incorporated by reference in this annual information form (the “Annual Information Form”) are the audited consolidated financial statements for the fiscal year ended December 31, 2003 (the “2003 Financial Statements”) of Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”) and the Management Information Circular (the “Information Circular”) dated April 27, 2004 of the Company for its 2004 Annual  Meeting.

Reporting Currency and Financial Information

The United States dollar is the reporting currency of the Company. Monetary amounts are stated in United States dollars, except where otherwise specifically stated.

Although the United States Dollar is the reporting currency of the Company, a table of Canadian$/U.S.$ and Euro/U.S.$ exchange rates are supplied below for those numbers that are expressed in Canadian dollars (as indicated by Cdn$) or Euros (as indicated by Euro or €). As of January 1, 1999, the official currency in Spain became the Euro although physical Pesetas continued to exist until December 31, 2001. All previous amounts denominated in Pesetas were automatically converted, by law, to Euros by applying the official exchange rate of €1 = 166.386 Pesetas. Any reference to Pesetas is legally understandable as a reference to Euros, applying the official exchange rate.

The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated; (ii) the average exchange rates in effect on the last day of each month during such periods; (iii) the high and low exchange rates during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Years ended December 31,
	2003	2002	2001	2000	1999
Exchange Rate at End of Period	$0.7738	$0.6329	$0.6279	$0.6669	$0.6925
Average Exchange Rate During Period	$0.7186	$0.6370	$0.6446	$0.6727	$0.6742
High Exchange Rate	$0.7738	$0.6619	$0.6669	$0.6894	$0.6925
Low Exchange Rate	$0.6349	$0.6200	$0.6279	$0.6513	$0.6625

As of May 10, 2003, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.7177 U.S. = $1.00 Canadian.

The following table sets forth (i) the rates of exchange for the Euro, expressed in U.S. dollars, in effect at the end of each of the periods indicated; (ii) the average exchange rates in effect on the last day of each month during such periods; (iii) the high and low exchange rate during such periods, in each case based on the official exchange rate published by the European Central Bank.

	Years ended December 31,
	2003	2002	2001	2000	1999
Exchange Rate at End of Period	$1.2630	$1.0487	$0.8813	$0.9305	$1.0046
Average Exchange Rate During Period	$1.1418	$0.9511	$0.8910	$0.9175	$1.0576
High Exchange Rate	$1.2630	$1.0487	$0.9293	$0.9791	$1.1385
Low Exchange Rate	$1.0377	$0.8578	$0.8480	$0.8417	$1.0046

All financial information in this Annual Information Form is derived from accounting records parepred in accordance with Canadian generally accepted accounting principles.

Weights and Amounts

Weights of soil and minerals are expressed in tonnes. A metric tonne is equivalent to 2,204 pounds. Amounts of precious metals are expressed in troy ounces (“ounces” or “oz”) or grams (“g”) and amounts of base metals are expressed in pounds (“lbs”) or  tonnes.

Metric Conversion Table

To metric

To convert

measurement unit

Multiply by

Acres

Hectares

0.404686

Miles

Kilometres

1.609344

Ounces (troy)

Kilograms

0.0311035

Ounces (troy)

Grams

31.10348

Pounds

Kilograms

0.453592

Tons

Tonnes

0.907185

Troy ounces/ton

Grams/tonne

34.2857

Yards

Metres

0.9144

Feet

Metres

0.305

Forward-Looking Statements

This Annual Information Form, and the documents incorporated by reference herein, contain “forward-looking statements”, which are prospective and reflect management’s expectations regarding Rio Narcea's future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “anticipate”, “believe”, “expect”, “intend” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s beliefs and are based on information currently available to management. Forward-looking statements are subject to significant risks, uncertainties, assumptions and other factors. A number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this Annual Information Form, and the documents incorporated herein by reference, are based upon what management believes to be reasonable assumptions, Rio Narcea cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this Annual Information Form and Rio Narcea assumes no obligation to update or revise them to reflect new events or circumstances.

GLOSSARY OF MINING TERMS

adit - a horizontal passage from the surface into a mine, commonly called a tunnel.

alteration - any change in the mineralogic composition of a rock that is brought about by reactions with hydrothermal solutions.

breccia - rock fragmented into angular components.

bulk flotation - froth flotation of a combined valuable minerals concentrate (in this case Cu/Ni combined). Froth flotation is a separation process whereby valuable minerals are made aerophilic by the use of chemical collector reagents and are thus transferred to a floating froth generated by blowing air into intensely agitated mineral pulp.

by-product credit - revenue, net of transportation, refining and treatment charges, from the sale of metals derived in conjunction with the production of the primary mine metal. The revenue is applied as a reduction to the primary metal cash costs calculations.

calcite - calcium carbonate with hexagonal crystallization; a mineral found in limestone, chalk and marble.

call option - an option giving the purchaser the right, but not the obligation, to buy a predetermined asset at a predetermined (strike) price on or before a fixed date.

cash cost - includes production costs, royalties, marketing and refining charges, together with all administration expenses. (Refer to the Management’s Discussion and Analysis on pages 1 through 15 of the insert to the Company’s 2003 Annual Report entitled “Consolidated Financial Statement for the Three Years Ended December 21, 2003” which is incorporated herein by reference.

cut-off grade - the lowest grade of mineralization considered economic; used in mineral reserves estimates in a given deposit.

cut and fill - A method of stoping in which ore is removed in slices, or lifts, and then the excavation is filled with rock or other waste material known as back fill, before the subsequent slice is mined.

cyanidation - a method of extracting gold and/or silver in a weak solution of sodium or potassium cyanide.

differential flotation - froth flotation of separate valuable mineral concentrates (in this case Cu and Ni concentrates). Froth flotation is a separation process whereby valuable minerals are made aerophilic by the use of chemical collector reagents and are thus transferred to a floating froth generated by blowing air into intensely agitated mineral pulp.

dip - the angle at which a vein, structure or rock bed is inclined from the horizontal, measured at right angles to the strike.

dolomite - a common rock consisting of calcium magnesium carbonate material.

doré - unrefined gold and silver bars usually consisting of approximately 70% precious metals which will be further refined to almost pure metal.

epithermal - a type of  hydrothermal mineral deposit formed within about 1 kilometre of the earth's surface and in the temperature range 50 to 200 ºC occurring mainly in veins.

flotation - a milling process by which some mineral particles are induced, by the introduction of specific reagents, to become attached to bubbles and float while other particles sink, so the valuable minerals are concentrated and separated from the worthless gangue or waste.

footwall - a mass of rock beneath a geological feature such as a fault or an orebody.

formation - the ordinary unit of geologic mapping consisting of a large and persistent stratum of rock.

forward sales - sales of a commodity for delivery at a predetermined price and future date.

gabbro - a coarse-grained mafic intrusive rock composed mainly of plagioclase and pyroxene.

gneiss - a foliated metamorphic rock characterized by alternating bands of light and dark minerals.

gold equivalent - gold and silver or silver expressed in equivalent ounces of gold using a conversion ratio dependent on prevailing gold and silver prices.

granodiorite - a plutonic rock consisting of quartz, calcic oligoclase or andesine and orthoclase, with biotite, hornblende or pyroxene as mafic constituents.

gravity concentration - a process to recover gold from ground ore using the different specific gravity of the minerals to separate them.

greisen - a hydrothermally altered granitic rock chiefly composed of quartz, muscovite mica, tourmaline and topaz.

heap leaching - a process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution, which dissolves the gold content. The gold-laden solution is then collected for gold recovery.

hedging - an arrangement which effectively offsets a commodity price, exchange or interest rate risk inherent in another transaction or arrangement.

hornfels - a fine-grained rock typically formed by contact metamorphism.

hydrothermal - pertaining to heated water, particularly of magmatic origin associated with the formation of mineral deposits or the alteration of rocks.

igneous - said of a rock or material which solidified from molten material.

infill drilling - diamond drilling within a group of previously drilled holes to provide additional geological information to more accurately define the parameters of the mineralization.

intrusive - said of an igneous rock that invades older rocks.

kriging - a geostatistical estimation method for calculating a geological three dimensional model for the estimation of mineral resources and proven and probable reserves. This method was developed to provide the best linear-unbiased estimate for grade based on a least square minimization of the error estimation leaching - the process in which a soluble metallic compound is extracted from ore by dissolving the metals in a solvent; see cyanidation.

level - a horizontal opening in a mine; levels are usually established at regular intervals.

LIBOR - the prime interest rate per annum at which deposits in U.S. dollars are loaned by banks in the London interbank market.

limestone - a carbonate-rich sedimentary rock.

mark-to-market valuation - the process of evaluating the hedging commitment based on current market conditions, including spot price, volatility, interest rates, etc versus its book value.

mineralized zone - any mass of host rock in which minerals of potential commercial value occur.

mineral reserve - the economically mineable part of the measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A reserve includes diluting materials and allowances for losses that may occur when the material is mined.

probable mineral reserve - the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

proven mineral reserve - the economically mineable part of the measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

mineral resource - a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of resource are known, estimated or interpreted from specific geological evidence and knowledge.

inferred mineral resource - that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

indicated mineral resource - that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

measured mineral resource - that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

net smelter return (“NSR”) - payable amounts of metal less the cost of refining at an off-site refinery .

operating costs - include site costs for mining (excluding deferred stripping costs), processing and administration, but are exclusive of royalties, production taxes, depreciation, reclamation, financing costs, capital costs and exploration.

ore - material that contains one or more minerals, at least one of which can be recovered at a profit.

ounces - troy ounces of a fineness of 999.5 parts per 1,000 parts, equal to 31.1035 grams.

PGM - Platinum group metals (PGM): platinum, palladium, rhodium, ruthenium, iridium and osmium have been named the noble metals because of their high resistance to oxidation and corrosion. Rare and costly, they are mainly used in catalysts, electronics and jewelry.

put option - an option giving the purchaser the right, but not the obligation, to sell a predetermined asset at a predetermined (strike) price on or before a fixed date.

quartzite - a silica-rich metamorphic rock formed from sandstone.

reclamation - the process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery, other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and revegetation of waste rock piles and other disturbed areas.

refractory ore - gold mineralized material in which the gold is not amenable to recovery by conventional cyanidation without any pre-treatment. The refractory nature can be either silica or sulfide encapsulation of the gold or the presence of naturally occurring carbon which reduces gold recovery.

shaft - a vertical passageway to an underground mine for moving personnel, equipment, supplies and material including ore and waste rock.

skarn - coarse-grained hornfels composed of garnet, plus other silicate minerals and sometimes calcite.

strike - the direction, or course or bearing, of a vein or rock formation measured on a level surface.

stripping ratio - the ratio of the amount of waste material which must be removed in an open pit to allow one tonne of ore to be mined.

sulfide - a group of minerals in which one or more metals are found in combination with sulfur.

tailings - material rejected from a mill after the valuable minerals have been recovered.

ITEM 1.

THE COMPANY AND INTERCORPORATE RELATIONSHIPS

The Company was incorporated under the Canada Business Corporations Act on February 22, 1994. The Company has five wholly-owned subsidiaries: Rio Narcea Gold Mines, S.A. (“RNGM, S.A.”), Rio Narcea Recursos, Ltd. (“RNR, Ltd.”), Rio Narcea Recursos, S.A. (“RNR, S.A.”), Naraval Gold, S.L. (“Naraval”) and Rio Narcea Nickel, S.A. (“RNN, S.A.”), which are organized under the laws of Spain, except RNR, Ltd., which is organized under the laws of Canada. As at December 31, 2003, Naraval held an 85% interest in  Exploraciones Mineras del Cantábrico, S.L. (“EMC”), which increased to 90.7% on March 30, 2004. EMC is organized under the laws of Spain.

Rio Narcea’s principal executive offices are located at Avenida del Llaniello, 13-Bajo 33860 Salas, Asturias, Spain, and its registered office is located at Scotia Plaza, Suite 2100, 40 King Street West, Toronto, Ontario, Canada M5H 3C2.

The common shares (“Common Shares”) in the capital of the Company are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “RNG” and on the American Stock Exchange under the symbol “RNO”, and have been since July 8, 1994 and February 25, 2004, respectively. The Common Share purchase warrants of the Company issued on September 11, 2003 are listed and posted for trading on the TSX under the symbol “RNG.WT”.

The following chart illustrates the Company’s main assets and subsidiaries (the “Subsidiaries”), together with the jurisdiction of incorporation of each company and the percentage of voting securities held by the Company as of May 1, 2004.

As used in this annual information form, except as otherwise required by the context, reference to the “Company” or “Rio Narcea” means Rio Narcea Gold Mines, Ltd. and the Subsidiaries.

ITEM 2.

GENERAL DEVELOPMENT OF THE COMPANY

Rio Narcea is engaged in the acquisition, exploration, development and production of precious and base metals properties in Spain and Portugal. The El Valle and the Carlés gold mines, located in northern Spain, are the Company’s main operating assets (refer to “Item 4 – Description of Mines, Development Projects and Exploration Properties – Gold Operations – El Valle Mine; – Carlés Mine”). The Company is also constructing and developing the Aguablanca nickel-copper-platinum group metals (PGM) project in Spain, scheduled for commissioning in the second half of 2004 (refer to “Item 4 – Description of Mines, Development Projects and Exploration Properties – Base Metal Development Project – Aguablanca Project”). The Company acquired the advanced-stage Salave gold project in early 2004 and is proceeding to undertake a bankable feasibility study (refer to “Item 4 – Description of Mines, Development Projects and Exploration Properties – Gold Development Projects – Salave Gold Project”). Through its subsidiaries, the Company controls 6,221 square kilometres of mineral rights, investigation and exploration permits, and exploration licenses in Spain and Portugal (refer to “Item 3 – General Description of the Business”).

The Company completed its initial public offering and its Common Shares were listed on the TSX on July 8, 1994 under the symbol “RNG”. On February 25, 2004, the Common Shares also commenced trading on AMEX under the symbol “RNO”. On September 11, 2003, the Company’s Common Share purchase warrants were listed and posted for trading on the TSX under the symbol “RNG.WT”.

Three Year History

2001

Acquisition of the Aguablanca Nickel Project

On July 5, 2001, Rio Narcea exercised its option to acquire from Atlantic Copper, S.A. (“AC”) 50% of the participation rights in a consortium with the Spanish State. The consortium is the holder of 100% of the State Reserve (mineral rights) located in Huelva, Sevilla and Badajoz, Spain where the Aguablanca Ni-Cu-PGM project is located. Previously, on February 8, 2001, the Company had signed an option agreement with AC to acquire this 50%. The Spanish State decided not to participate in the exploration or exploitation of these mineral rights, as a result, work on these properties shall be carried out 100% by the Company, through its wholly-owned subsidiary RNR, S.A. in exchange for a royalty based on net smelter returns. In addition, the Company has a commitment with the Spanish State to invest €1.9 million (approximately $2.4 million), within a period of nine years in exploration in three specific areas. Following these investments, exploration expenditures will be incurred on a 50%-50% basis by the Company and the Spanish State.

2002

Equity Financing

On March 21, 2002, the Company completed an equity financing comprised of 9,000,000 special warrants at a price of Cdn$0.80 per special warrant for net proceeds of $4,101,900. Each special warrant entitled the holder to acquire, without further payment and until March 22, 2003, one Common Share. As the Company did not obtain a receipt for a final prospectus on or prior to July 19, 2002, due to the requirement to restate and re-audit its financial statements, the holders of the special warrants were entitled to either retract, at the issue price, that number of special warrants that was equal to the escrowed proceeds plus accrued interest divided by the issue price or receive, in respect of special warrants that were not retracted, 1.1 Common Shares in lieu of one Common Share. All holders of the special warrants elected to receive 1.1 Common Shares in lieu of retraction and, as a result, 900,000 further Common Shares were issuable upon exercise of the special warrants for no consideration to the Company. A receipt for the final prospectus was received on March 7, 2003, and the special warrants were exercised into Common Shares on March 14, 2003.

Positive Feasibility Study of Aguablanca Nickel Project

On July 31, 2002, the Company announced that it had received positive results from the bankable feasibility study for the development of the open pit portion of the Aguablanca nickel project. In view of these results, the Company proceeded immediately with basic engineering contracts, off-take agreements and project financing.

Aguablanca Nickel Project Financing

In December 2002, the Company executed and signed a credit facility of €6.0 million (approximately $7.6 million) with Barclays Bank, S.A.E. to finance the VAT on the costs of the project construction.

2003

Equity Financing

On February 6, 2003, the Company completed an equity financing comprised of 12,000,000 special warrants at a price of Cdn$2.25 per special warrant for net proceeds of $16,665,500. Each special warrant entitled the holder to acquire, without further payment, one common share of the Company. The Company obtained a receipt for the final prospectus on March 7, 2003 and the special warrants were exercised into Common Shares on March 14, 2003.

On September 11, 2003, Rio Narcea completed an equity financing comprised of 16,100,000 units at a price of Cdn$2.80 per unit for net proceeds of $31,014,200. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant, which was detachable from the Common Shares. Each whole warrant entitles the holder to purchase one Common Share at a price of Cdn$5.00 on or before September 11, 2008. The net proceeds received from these offerings were used principally to fund the capital requirements to develop and construct the Aguablanca project.

Permitting and Financing of the Aguablanca Nickel Project

Following the receipt of a positive environmental impact declaration in June 2003, on August 7, 2003, the Company announced that the Council of Ministers of Spain had approved the “Reserva Definitiva” mineral licence for the Aguablanca project located in the provinces of Huelva, Badajoz and Sevilla. This approval secured the exclusive right of Rio Narcea´s wholly-owned subsidiary, RNR, S.A., to exploit the Aguablanca nickel sulfide deposit.

On August 21, 2003, the Company announced the finalization of a $47 million debt facility with Investec Bank (UK) Ltd. (“Investec”) and Macquarie Bank Ltd. (“Macquarie”) for the construction of the Aguablanca Ni-Cu-PGM mine.

The project financing facility includes a senior amortizing loan facility of $40 million repayable in semi-annual installments, a subordinated loan facility of $5 million, a stand-by senior cost over-run facility of $2 million, a nickel and copper hedging facility to cover the equivalent of 50% of payable nickel during the term of the loan (equivalent to 18% of the current open pit reserves), and a foreign exchange hedging facility to cover the equivalent of 66% of the estimated operating expenses denominated in Euros during the term of the loan. The subordinated loan facility of $5 million can be satisfied, at the option of the lenders, through the exercise of options which will entitle the lenders to purchase 3,496,502 Common Shares at an exercise price of $1.43 per share. The exercise price was calculated at a 130% premium to the average closing price of the Common Shares during the months of November and December 2002, when the terms of the loan facility were negotiated. The loan facilities are secured over the shares of RNR, S.A. and certain other assets relating to the Aguablanca project.

In July 2003, Rio Narcea was granted a non-reimbursable subsidy, which was increased on January 14, 2004 to approximately €8.3 million (approximately $10.5 million), from the Ministry of the Economy for the Aguablanca project. The Company is required to invest €46 million (approximately $58.2 million) in the project before July 2005 and create and maintain 114 employment positions until July 2005. See “Item 3 – General Description of the Business – Incentives Granted to Rio Narcea – Aguablanca Project.”

In December 2003, the Ministry of Science and Technology awarded a non-interest bearing loan of €5 million (approximately $6.3 million) to Rio Narcea for a term of 15 years with a five year grace period on the amortization of the principal; the first repayment is to be made on December 15, 2008. This facility was drawn down in February 2004 to a restricted account, which is expected to be released sometime in May 2004. The loan is secured by bank guarantees from two Spanish savings banks. The Company was required to invest €37.4 million (approximately $47.2 million) in the construction of the project before December 31, 2003 and create and maintain 55 employment positions for at least two years. The Company had not fulfilled these requirements as at December 31, 2003; however, the Company has applied for an extension in the deadline date, which it expects to obtain. See “Item 3 – General Description of the Business – Incentives Granted to Rio Narcea – Aguablanca Project.”

Acquisition of Salave Gold Project

On October 28, 2003, the Company, through its wholly-owned subsidiary, Naraval, acquired 85% of the issued and outstanding common shares of EMC, a Spanish exploration company having mineral rights in the Salave gold deposit located in northern Spain, for approximately $5.8 million. Of the purchase price, $1.5 million was satisfied by the issuance of 600,276 Common Shares and the remaining $4.3 million was paid in cash. The mineral rights at Salave were leased by EMC to a third party for an undefined period of time. On March 9, 2004, the Company entered into a cancellation agreement with the lessee of the mineral rights. On March 30, 2004, the Company’s equity interest in EMC increased to 90.7% as a result of a capital increase in EMC in which the minority shareholders of EMC did not participate. Refer to “Item 4 – Description of Mines, Development Projects and Exploration Properties – Gold Development Projects – Salave Gold Project.”

Milling Agreement

In December 2003, the Company signed a milling agreement with Nalunaq Gold Mine A/S (“Nalunaq”), a subsidiary of Crew Development Corporation, for the purchase and processing of high-grade ore from the Nalunaq gold mine in south Greenland. Under the terms of the agreement, Nalunaq will sell to Rio Narcea four to five batches per year of high-grade ore for the selling price of the recovered gold less a milling fee. The agreement also provides for an efficiency fee to Rio Narcea for improved plant recoveries. Under the agreement Nalunaq is to deliver ore to Rio Narcea pursuant to an agreed operating plan setting out the anticipated dates, tonnages and gold grade of deliveries during 2004.

Status of Deutsche Bank Credit Facilities

On October 26, 2000, the Company entered into a new credit agreement with Deutsche Bank, S.A.E. (“Deutsche Bank”) which included:

●

$19 million secured debt financing (the “Long-term Debt”)

●

$3.5 million loan facility (the “Loan”) with options to purchase up to 3,500,000 Common Shares

●

$1.5 million of standby working capital facility

●

$2.4 million (€2.3 million) guarantees for the collection of subsidies

●

Gold hedging facility

The Long-term Debt and the Loan have terms of five and six years respectively, with no payments due the first year. The gold hedge facility provided downside protection for the sale of approximately 70% of Rio Narcea's planned production with puts at $280 and €300 per ounce. As part of this facility, the Company sold call options on approximately 50% of the planned production at an average price of $365 and €405 per ounce. In May 2002, the Company repurchased the $365 per ounce call options, which were scheduled to mature in and subsequent to 2003, for an aggregate price of $1.1 million. On February 14, 2003, Rio Narcea announced a reduction in its gold hedge position through the purchase of €405/oz gold calls maturing mid-2005 and onwards and representing 82,736 ounces for a total cost of $2.0 million. Following the reduction in its gold hedge position, the Company was left, as at December 31, 2003, with $280 puts on 53,954 ounces and €300 puts on 200,256 ounces from now to 2006, net €405/oz calls on 65,338 ounces from now to mid-2005 and forward sales on 12,431 ounces from now to 2006 at $301/oz. This gold hedging program is not subject to margin requirements and was entered into pursuant to the Company's obligations with Deutsche Bank while still providing the Company with significant leverage to future gold price increases. As at December 31, 2003, $7.1 million was outstanding under the Long-term Debt facility, $3.5 million was outstanding under the loan facility, nil was outstanding under the standby working capital facility and nil was guaranteed for the collection of subsidies.

Current Year 2004

Status of Deutsche Bank Credit Facilities

In January 2004, the Company prepaid an additional $3.75 million under the Long-term Debt facility.

Amendment to Aguablanca Debt Facility

On March 29, 2004, the Company announced that the terms of the debt facility with Investec and Macquarie have been amended and Rio Narcea is no longer required to hedge its nickel production for the first $30 million of drawdown under the debt facility. As a result, on March 23, 2004, the Company entered into a drawdown agreement with Investec and Macquarie, and on March 26, 2004, Rio Narcea drew $30 million under its debt facilities in order to complete construction of the Aguablanca project. Due to the current enhanced economics of the project, the repayment schedule of the debt facility has been reduced, with the last repayment scheduled for August 2008.

In connection with the drawdown agreement, the Company has entered into copper forward contracts for a total of 17,066 tonnes of copper with maturities until September 2008 at an average price of €1,853 per tonne (equivalent to $2,260 per tonne or $1.00 per pound, at the exchange rate ruling on the date of the transaction). In addition, the Company has entered into U.S. dollar/Euro forward contracts for a total of $16.9 million with maturities until September 2008 at an exchange ratio of $1.22/€.

Principal Capital Expenditures/Divestitures over the Last Three Fiscal Years

Most of the Company's capital expenditures in 2003 were directed towards the construction and development of the Aguablanca Ni-Cu-PGM project in southern Spain. The remaining was related to the Company's gold operations at El Valle and Carlés, both located in Spain. Refer to “Item 4 – Description of Mines, Development Projects and Exploration Properties – Gold Operations – El Valle Mine; – Carlés Mine and – Base Metal Development Project – Aguablanca Project”. The capital invested in each of the last three fiscal years is as follows:

	2001 ($000)	2002 ($000)	2003 ($000)
Assets
Mine development	4,125,900	3,055,300	6,498,500
Stripping	14,555,600	12,241,300	6,306,100
Land, buildings and equipment	2,246,300	2,702,200	32,338,700
Grants	(474,100)	(1,966,700)	792,600
Acquisition of EMC	-	-	3,676,000
Exploration costs	2,342,900	2,737,700	6,080,400
Total	22,796,600	18,769,800	55,692,300

Current and Planned Capital Expenditures/Divestitures

The Company's principal capital expenditures planned for 2004 are as follows:

2004 ($000)
Assets
Mine development	5,400,000
Stripping (1)	5,000,000
Land, buildings and equipment (2)	38,800,000
Grants (3)	(10,500,000)
Exploration expenses	3,100,000
Total	41,800,000

Notes:  (1) Includes $4,500,000 relating to the Aguablanca project during the construction period.

  (2) Includes $38,300,000 for the completion of the construction of the Aguablanca project.

  (3) Related to the Aguablanca project.

The Company will use cash flow from operations to pay for some of these expenditures. In 2004, the Company will incur additional capital expenditures of approximately $43 million in the first half of the year for the completion of the Aguablanca project, including $4.5 million of stripping, (excluding $12 million of VAT and working capital). Based on planned production levels, estimated commodity prices and forecasted Euro/U.S. dollar exchange rates, it is anticipated that the required funds to complete the construction of the Aguablanca project will come from a combination of the following sources: cash and cash equivalents held by the Company, project financing facilities of $47 million granted by the Investec and Macquarie bank consortium in August 2003 (of which $30 million was drawn down in March 2004), a loan of €6.0 million (approximately $7.6 million) granted by Barclays Bank in December 2002 to finance VAT during construction, grants of €8.3 million (approximately $10.5 million) granted by the Ministry of the Economy in July 2003 and a subsidized loan of €5.0 million (approximately $6.3 million) granted by the Ministry of the Economy in December 2003.

Trend Information

The Company's success is ultimately dependent upon the ability of the Company to continue the development and economical exploitation of its mineral reserves. In addition, fluctuations in commodity prices, primarily gold and nickel, and currency exchange rates and other unforeseeable events impact the Company's revenues and earnings and its ability to continue to finance and develop its projects. Commodity price fluctuations are affected by numerous factors beyond the Company’s control, including global demand, political and economic conditions, central bank sales, producer hedging activities, inflation expectations, U.S. dollar variations and worldwide production levels.

The following table sets forth, for the years indicated, the high, low and average prices for gold (afternoon fixing prices) on the London Bullion Market and for nickel on the London Metal Exchange.

	2003		2002		2001
	Gold ($/oz)	Nickel ($/lb)	Gold ($/oz)	Nickel ($/lb)	Gold ($/oz)	Nickel ($/lb)
High	417	7.56	349	3.50	293	3.42
Low	320	3.27	278	2.55	256	2.01
Average	364	4.37	310	3.07	271	2.70

As a condition of providing its credit facility, Deutsche Bank required the Company to enter into gold option contracts and forwards, which approximate 90% of the planned annual gold production up to the year 2006. Also, pursuant to the Company’s loan arrangement with Investec and Macquarie, as revised on March 23, 2004, the Company was required to, and did enter into the following hedging arrangements in connection with its initial drawdown of $30 million: (1) copper forward contracts corresponding to a total of 17,066 tonnes at a price of €1,853 per tonne with maturities from November 2004 until September 2008 and (2) U.S. dollar/Euro forward contracts corresponding to a total of $16.9 million at a price of $1.22 per Euro with maturities from November 2004 to September 2008. Both copper and U.S. dollar/Euro forwards have zero premium. This hedging program provides the Company with 100% leverage to future nickel price variations. Refer to “Item 2 – General Development of the Company – Quantitative and Qualitative Disclosures about Market Risk”.

Quantitative and Qualitative Disclosures about Market Risk

Quantitative Disclosure

Summary

The Company is exposed in its current operating activities to fluctuations in the price of gold and other commodity prices, exchange rates and interest rates. The Company is also developing its Aguablanca project, which is also exposed to fluctuations in the price of nickel, copper and other commodity prices, exchange rates and interest rates.

The policy of the Company is to reduce the metal prices and foreign exchange risks in accordance with its lenders’ requirements (currently Deutsche Bank, Investec and Macquarie and formerly Standard Chartered Bank). The Company generally uses a combination of purchased puts, written calls and forward sales to cover the metal prices and foreign exchange risks. Hedging contracts have been entered into at the same time that loans were granted to the Company and they have not been changed except in respect of the following events:

●

In May 2002, the Company purchased call options with the same term to maturity and exercise price as the $365 per ounce call options that had been written and sold in October 26, 2000. Coincident with the purchase of those call options, the Company terminated the hedging relationship of the written call options denominated in U.S. dollars. The fair value of the purchased call options on the date of the purchase was $1.1 million. This acquisition does not affect gold price risk coverage in case of a reduction in gold prices, while it permits higher revenues in the case of an increase in gold prices.

●

Additionally, in February 2003, the Company purchased call options with the same terms to maturity and exercise price as some of the €405 per ounce gold calls previously written and sold, representing 82,736 ounces. Coincident with the purchase of those call options, the Company terminated the hedging relationship of the offset written call options denominated in Euros. The fair value of the purchased call options on the date of the purchase was $2.0 million. This acquisition does not affect gold price risk coverage in case of a reduction in gold prices, while it permits higher revenues in the case of an increase in gold prices.

As at December 31, 2003 and 2002, the Company had covered a portion of its gold price risk. Some of the derivatives used to cover the gold price risk are denominated in Euros, therefore indirectly covering a portion of the foreign exchange risk. Subsequently, in March 2004, coincident with the drawdown of $30 million under the Investec and Macquarie credit facility, the Company covered a portion of its copper price risk and foreign exchange risk with respect to its Aguablanca project.

Gold Price Sensitivity

Mark-to-market valuation of the hedging contracts as of December 31, 2003 and 2002 was as follows:

	Gold price risk ($)
	Put and call options	Forward sales	TOTAL
December 31, 2003
Book value	5,782,400	-	5,782,400
Fair value	1,947,600	(1,549,700)	397,900
Difference	(3,834,800)	(1,549,700)	(5,384,500)

December 31, 2002
Book value	4,109,300	-	4,109,300
Fair value	418,500	(751,500)	(333,000)
Difference	(3,690,800)	(751,500)	(4,442,300)

As of December 31, 2003, sensitivity of mark-to-market valuations to gold price, exchange rate, interest rates, time and volatility were as follows:

Fair value sensitivity to gold price:

	Gold price hedging ($)
	Put and call options	Forward sales	Total	Inventories	TOTAL
Fair value-
$416.25/oz	1,947,600	(1,549,700)	397,900	2,246,100	2,644,000
$350/oz	7,228,800	(737,100)	6,491,700	1,888,600	8,380,300
$375/oz	4,708,200	(1,043,700)	3,664,500	2,023,500	5,688,000
$450/oz	401,000	(1,963,400)	(1,562,400)	2,428,200	865,800
$475/oz	(629,600)	(2,270,000)	(2,899,600)	2,563,100	(336,500)

Fair value sensitivity to US$/Euro exchange rate:

	Gold price hedging ($)
	Put and call options	Forward sales	Total	Inventories	TOTAL
Fair value-
$1.2630/Euro	1,947,600	(1,549,700)	397,900	2,246,100	2,644,000
$1.15/Euro	124,000	(1,549,700)	(1,425,700)	2,246,100	820,400
$1.20/Euro	884,600	(1,549,700)	(665,100)	2,246,100	1,581,000
$1.30/Euro	2,663,300	(1,549,700)	1,113,600	2,246,100	3,359,700
$1.35/Euro	3,776,700	(1,549,700)	2,227,000	2,246,100	4,473,100

Fair value sensitivity to gold price volatility:

	Gold price hedging ($)
	Put and call options	Forward sales	Total	Inventories	TOTAL
Fair value-
16.1%	1,947,600	(1,549,700)	397,900	2,246,100	2,644,000
5%	29,600	(1,549,700)	(1,520,100)	2,246,100	726,000
10%	622,100	(1,549,700)	(927,600)	2,246,100	1,318,500
20%	2,957,900	(1,549,700)	1,408,200	2,246,100	3,654,300
30%	5,783,800	(1,549,700)	4,234,100	2,246,100	6,480,200

Fair value sensitivity to U.S.$ interest rates:

	Gold price hedging ($)
	Put and call options	Forward sales	Total	Inventories	TOTAL
Fair value-
2.0% (average)	1,947,600	(1,549,700)	397,900	2,246,100	2,644,000
1.0% (average)	2,642,800	(1,457,600)	1,185,200	2,246,100	3,431,300
3.0% (average)	1,368,700	(1,638,400)	(269,700)	2,246,100	1,976,400
4.0% (average)	886,300	(1,724,700)	(838,400)	2,246,100	1,407,700
5.0% (average)	485,800	(1,808,400)	(1,322,600)	2,246,100	923,500

Fair value sensitivity to time:

	Gold price hedging ($)
	Put and call options	Forward sales	Total	Inventories	TOTAL
Fair value-
Current	1,947,600	(1,549,700)	397,900	2,246,100	2,644,000
Plus 3 months	1,871,200	(1,537,900)	333,300	2,246,100	2,579,400
Plus 6 months	1,748,200	(1,456,300)	291,900	2,246,100	2,538,000
Plus 9 months	1,579,300	(1,444,700)	134,600	2,246,100	2,380,700
Plus 12 months	1,373,400	(1,363,200)	10,200	2,246,100	2,256,300

The amount of total committed ounces, scheduled production and the ratio of committed ounces to scheduled production by year are as follows:

	Ounces of Gold
	2003	2004	2005	2006	Total
Production (estimates for 2004-06)	174,175	90,000	100,000	100,000	464,175

Committed ounces-
Put options purchased	93,232	61,320	96,510	96,380	347,442
Committed / production (%)	54%	68%	97%	96%	75%
Call options sold	(46,080)	(43,956)	(21,382)	-	(111,418)
Committed / production (%)	26%	49%	21%	-%	24%
Forward sold	1,216	1,216	3,464	7,751	13,647
Committed / production (%)	1%	1%	3%	8%	3%

The Company has no delivery commitments that are not covered by scheduled production.

The details by maturity year of Rio Narcea’s gold put and call options (can only be exercised on the maturity date) and forward sales contracts as of December 31, 2003 are as follows:

	2004	2005	2006	Total
HEDGING
Purchase of $/oz put options-
Ounces	21,094	25,900	6,960	53,954
Exercise price	$280/oz	$280/oz	$280/oz	$280/oz
Book value per ounce ($/oz)	23.47	23.47	23.47	23.47
Book value ($)	495,100	607,800	163,400	1,266,300
Fair value per ounce ($/oz)	0.06	1.08	2.43	0.86
Fair value ($)	1,300	28,000	16,900	46,200
Purchase of €/oz put options-
Ounces	40,226	70,610	89,420	200,256
Exercise price	€300/oz	€300/oz	€300/oz	€300/oz
Book value per ounce ($/oz)	21.89	21.89	21.89	21.89
Book value ($)	880,700	1,545,900	1,957,700	4,384,300
Fair value per ounce ($/oz)	3.81	11.55	14.94	11.51
Fair value ($)	153,200	815,800	1,335,600	2,304,700
Sale of €/oz call options-
Ounces	43,956	21,382	-	65,338
Exercise price	€405/oz	€405/oz	€405/oz	€405/oz
Book value per ounce ($/oz)	(19.09)	(19.09)	-	(19.09)
Book value ($)	(839,100)	(408,200)	-	(1,247,300)
Fair value per ounce ($/oz)	(3.85)	(10.94)	-	(6.17)
Fair value ($)	(169,400)	(233,900)	-	(403,300)
Sale of $/oz forward-
Ounces	1,216	3,464	7,751	12,431
Exercise price	$301/oz	$301/oz	$301/oz	$301/oz
Book value per ounce ($/oz)	-	-	-	-
Book value ($)	-	-	-	-
Fair value per ounce ($/oz)	(116.94)	(121.62)	(127,24)	(124.66)
Fair value ($)	(142,200)	(421,300)	(986,200)	(1,549,700)

DE-DESIGNATED AS HEDGING
Sale of $/oz call options
Ounces	23,050	15,686	4,776	43,512
Exercise price	$365/oz	$365/oz	$365/oz	$365/oz
Book value per ounce ($/oz)	(46.14)	(59.40)	(69.85)	(53.52)
Book value ($)	(1,063,500)	(931,700)	(333,600)	(2,328,800)
Fair value per ounce ($/oz)	(62.07)	(75.33)	(85.78)	(69.45)
Fair value ($)	(1,430,800)	(1,181,600)	(409,700)	(3,022,100)
Purchase of $/oz call options
Ounces	23,050	15,686	4,776	43,512
Exercise price	$365/oz	$365/oz	$365/oz	$365/oz
Book value per ounce ($/oz)	62.07	75.33	85.78	69.45
Book value ($)	1,430,800	1,181,600	409,700	3,022,100
Fair value per ounce ($/oz)	62.07	75.33	85.78	69.45
Fair value ($)	1,430,800	1,181,600	409,700	3,022,100
Sale of €/oz call options-
Ounces	-	21,382	61,354	82,736
Exercise price	-	€405/oz	€405/oz	€405/oz
Book value per ounce ($/oz)	-	(6.83)	(12.78)	(11.24)
Book value ($)	-	(146,000)	(783,800)	(929,800)
Fair value per ounce ($/oz)	-	(15.12)	(21.06)	(19.53)
Fair value ($)	-	(323.200)	(1,292,400)	(1,615,600)
Purchase of €/oz call options-
Ounces	-	21,382	61,354	82,736
Exercise price	-	€405/oz	€405/oz	€405/oz
Book value per ounce ($/oz)	-	15.12	21.06	19.53
Book value ($)	-	323.200	1,292,400	1,615,600
Fair value per ounce ($/oz)	-	15.12	21.06	19.53
Fair value ($)	-	323.200	1,292,400	1,615,600

The Company’s gold options and forwards do not have any margin requirements and do not include any unusual feature that can materially affect the fair value of a category of contract. None of the contracts gives either party, individually or with the consent of the counterparty, the option to roll it forward rather than make or take delivery. All hedging contracts as of December 31, 2003 are settled by a net cash payment at maturity.

As of December 31, 2003, gold in final products amounted to 5,396 ounces, with an aggregate carrying amount of $1,964,000 and an aggregate fair value of $2,246,100.

As of December 31, 2003, the counterparties to the Company's hedging contracts were as follows:

Contract	December 31, 2003
Gold hedging
$280/ounce put options purchased	Deutsche Bank
€300/ounce put options purchased	Deutsche Bank
$365/ounce call options sold	Deutsche Bank
$365/ounce call options purchased	BNP Paribas
€405/ounce call options sold	Deutsche Bank
€405/ounce call options purchased	Standard Bank
Forward sales	Deutsche Bank

The Company has not experienced any non-performance by any of the above counterparties. None of the above counterparties are related parties to the Company. Deutsche Bank, BNP Paribas and Standard Bank do not control a significant share of the gold hedge market.

Commodity hedging experience of the Company since 1999 is as follows:

Year	2003		2002		2001		2000			1999
Currency	$/oz	€/oz	$/oz	€/oz	$/oz	€/oz	$/oz	€/oz	$/oz	$/oz

Purchased puts expired	22.586	70,646	34,554	91,122	60,882	46,858	1,657	25,711	37,500	50,000
Exercise price	$280/oz	€300/oz	$280/oz	€300/oz	$280/oz	€300/oz	$280/oz	€300/oz	$315/oz	$315/oz
Gain/(Loss) at settlement ($) (1)	OM	OM	OM	OM	638,800	85,100	19,000	OM	1,330,600	1,502,500
Counterparty (2)	DB	DB	DB	DB	DB	DB	DB	DB	GM	GM

Sold calls expired	14,732	46,080	20,778	54,790	35,814	27,564	975	15,124	25,500	34,000
Exercise price	$365/oz	€405/oz	$365/oz	€405/oz	$365/oz	€405/oz	$365/oz	€405/oz	$395/oz	$395/oz
Gain/(Loss) at settlement ($) (1)	(377,500)	OM	OM	OM	OM	OM	OM	OM	OM	OM
Counterparty (2)	DB	DB	DB	DB	DB	DB	DB	DB	GM	GM

Purchased calls expired	14,732	-	-	-	-	-	-	-	-	-
Exercise price	$365/oz	-	-	-	-	-	-	-	-	-
Gain/(Loss) at settlement ($) (1)	377,500	-	-	-	-	-	-	-	-	-
Counterparty (2)	BNP	-	-	-	-	-	-	-	-	-

Sold forwards expired	1,216	-	608	-	-	-	-	-	-	-
Exercise price	$301/oz	-	$301/oz	-	-	-	-	-	-	-
Gain/(Loss) at settlement ($) (1)	(73,600)	-	(6,500)	-	-	-	-	-	-	-
Counterparty (2)	DB	-	DB	-	-	-	-	-	-	-

(1) OM - Options expired out of the money.

(2) GM – Gerald Metals; DB – Deutsche Bank; BNP – BNP Paribas; SB – Standard Bank.

The Company has never had any gold loan interest rate hedges.

Exchange Rate Sensitivity

The table below provides information about the Company's foreign exchange derivative financial instruments and presents such information in U.S. dollar equivalents, the Company's reporting currency. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates, including Euro denominated debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The Company has not any foreign currency hedging transactions as at December 31, 2003.

There are no firmly committed Euro sales transactions, but the functional currency of the Company's subsidiaries is the Euro and most of the operating and capital expenditures of the Company are in this currency (more than 95%).

	Expected Maturity Date (December 31,) US$ equivalents
	2004	2005	2006	2007	2008	Thereafter	TOTAL
ON BALANCE SHEET FINANCIAL INSTRUMENTS
Short- and long-term debt
Denominated in Euros
Variable rate
Amount (US$)	2,714,600	-	-	-	-	-	2,714,600
Interest rate	3.2%	-	-	-	-	-	3.2%
Fixed rate
Amount (US$)	467,100	374,800	376,200	223,600	69,800	233,500	1,745,000
Interest rate	0.0% (1)	0.0% (1)	0.0% (1)	0.0% (1)	0.0% (1)	0.0% (1)	0.0% (1)

(1) Loans received at zero interest rate.

As at December 31, 2003, the Company had no derivatives outstanding that covered exchange rate risk. Subsequently, in March 2004, the Company entered into forward sales contracts for $16.9 million at a price of $1.22 per Euro and with maturities between November 2004 and September 2008.

Interest Rate Sensitivity

The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in U.S. dollar equivalents, the Company's reporting currency. The instruments actual cash flows are denominated in both U.S. dollars ($US) and Euros (€).

	Expected Maturity Date (December 31,) US$ equivalents
	2004	2005	2006	2007	2008	Thereafter	TOTAL
ON BALANCE SHEET FINANCIAL INSTRUMENTS
Short- and long-term debt
Denominated in Euros
Variable rate
Amount ($US)	2,714,600	-	-	-	-	-	2,714,600
Interest rate (1)	3.2%	-	-	-	-	-	3.2%
Denominated in $US
Variable rate
Amount ($US)	4,750,000	3,901,600	1,526,500	-	-	-	10,178,100
Interest rate (1)	3.4%	3.9%	4.3%	-	-	-	3.7%

(1) Weighted average.

Qualitative Disclosure

The Company's primary risk exposures are:

1.

Commodity Price Fluctuations

2.

Foreign Exchange Rate Fluctuations

3.

Interest Rate Fluctuations

Commodity Price Fluctuations

As a part of its bank loan arrangements, the Company enters into puts and calls to mitigate the impact of price fluctuations on a portion of its gold production. The Company enters into a put/call structure for specific transactions that management deems expose the Company to an unacceptable market price risk.

On October 26, 2000, the Company settled all of its then existing put and call options plus the forward currency contracts and contracted a put/call structure to cover market and exchange rate risks for the period of the new credit agreement with Deutsche Bank. The summary of the new structure is as follows:

Transaction	Term	Total Ounces	Exercise Price
Purchase of put option	2000-2006	173,633	$280/oz
Purchase of put option	2000-2006	434,593	€300/oz
Sale of call option	2000-2006	115,811	$365/oz
Sale of call option	2000-2006	291,632	€405/oz

This new structure gave rise to a net premium of $5.2 million to the Company at October 26, 2000, which was recorded in “Other Assets” and “Other Current Assets” on the Balance Sheet.

On June 29, 2001, the Company contracted a forward sale of 14,255 ounces with an expected maturity between 2002 and 2006. In May 2002, the Company purchased call options with the same term and maturity and exercise price as the US$365 per ounce call options that had been written and sold on October 26, 2000, resulting in an aggregate acquisition cost to the Company of $1.1 million. Additionally, in February 2003, the Company purchased call options with the same term and maturity and exercise price as the €405 per ounce gold calls previously written and sold, representing 82,736 ounces of gold, at an acquisition cost of $2.0 million.

On March 25, 2004, the Company entered into forward sales of 17,066 tonnes of copper at a price of €1,853 per tonne, with maturities between November 2004 and September 2008. This transaction was entered into in relation to, and as a condition of, the drawdown of $30 million under the credit facility of $47 million granted by Investec and Macquarie to finance the Aguablanca project. The counterparties to this transaction are Investec and Macquarie.

Foreign Exchange Rate Fluctuations

The United States dollar is the reporting currency of the Company. Metals produced at the Company's operations in Spain are sold in the international markets for U.S. dollars. The cost and debit structures of these operations are primarily Euros.

To the extent that there are fluctuations in local exchange rates against the U.S. dollar, the fluctuations could have an impact on the Company's operations, since local salaries and supply contracts would be affected. In order to mitigate such fluctuations, the Company contracted a certain put/call program that finally matured in February 2002. As at December 31, 2003 and 2002, the Company has not any foreign exchange hedging transactions.

The Company also has several outstanding credit facilities and other loan agreements, which are denominated in Euros. Again, to the extent that there are changes in the exchange rate of the Euro against the U.S. dollar, the changes would have an impact on certain of the Company's debt obligations.

On March 25, 2004, the Company entered into forward sales of $16.9 million at a price of $1.22 per Euro and with maturities between November 2004 and September 2008. This transaction was entered into in relation to the drawdown of $30 million under the credit facility of $47 million granted by Investec and Macquarie to finance the Aguablanca project. The counterparties to this transaction are Investec and Macquarie.

Interest Rate Fluctuations

As at December 31, 2003, the Company had short- and long-term debt of $14,637,700. The short- and long-term debt included $10,178,100 as at December 31, 2003 with Deutsche Bank, S.A.E. of variable rate debt with an interest rate of LIBOR + 1.7% - 2.9%. To the extent that the interest rate changes, these changes would have an impact on the amount of interest that the Company incurs on its debt. The Company has not entered into any interest rate swap agreements to manage its exposure to interest changes.

ITEM 3.

GENERAL DESCRIPTION OF THE BUSINESS

Rio Narcea is engaged in the acquisition, exploration, development and production of precious and base metals properties in Spain and Portugal. The El Valle and the Carlés gold mines, both located in northern Spain, are the Company's main operating assets. The Company commenced production at El Valle with the first gold pour in February 1998 and at Carlés in late 2000. In July 2002, the Company received a positive bankable feasibility for the open pit portion of its Aguablanca nickel deposit and started construction of the plant in late October 2003. Additionally, Rio Narcea established a business development division to actively identify and acquire quality precious and base metal projects in acceptable geographic locations. These efforts recently led to the acquisition of the advanced-stage Salave gold project, located in the same province as Rio Narcea’s existing gold operations in northern Spain. The Company is proceeding to undertake a feasibility study for the development of the Salave project.

Through its subsidiaries, the Company controls 6,221 square kilometres of mineral rights, investigation and exploration permits and exploration licenses as follows:

Mineral Rights as at December 31, 2003.

			Investigation Permits, Licenses, and Exploitation Concessions	Exploration Permits Excluding Known Underlying Concessions and Investigation Permits
Country	Location	Project	(Square kilometres)	(Square kilometres)
Spain	Asturias	Rio Narcea (1)	74	-
		Navelgas	105	-
		Oscos (2)	221	-
Spain	Galicia	Malpica (3)	92	-
Spain	Caceres	Rio Malo	84	-
Spain	Huelva, Sevilla, Córdoba, Badajoz	Ossa Morena (4)	2,777	834
Portugal		Penedono	110	-
Portugal		Beja	998	-
Portugal		Campo Maior	926	-
		Company Total	5,387	834

(1)

Includes El Valle and Carlés gold mines

(2)

Includes Salave gold project

(3)

Includes  Corcoesto gold project

(4)

Includes Aguablanca nickel project

Property location map

Title to Properties

The mineral rights to the Company's Spanish properties consist of leases, options to purchase or freehold interests in exploration permits, investigation permits and exploitation concessions. For a detailed discussion of the differences between exploration permits, investigation permits and exploitation concessions, refer to “Item 3 – General Description of the Business – Applicable Government Regulation – Spain”. The Company does not anticipate any difficulty in upgrading its investigation permits to exploitation concessions if a deposit is discovered.

With respect to the Company's Portuguese properties, licenses granted by Portuguese authorities are negotiated initially as prospecting and exploration contracts that are often granted for a period of three years and can be renewed for an additional period of three years with a 50% reduction in area. During their life, they may be converted into a mining contract, the duration of which is stipulated on the basis of the estimated duration of the resources under normal operating conditions in accordance with the geological report, preliminary pre-feasibility study and mining plan submitted together with the application. The Company does not anticipate any difficulty in upgrading its exploration contracts to mining contracts if a deposit is discovered.

All mineral rights relating to the Company's properties are held free and clear of encumbrances and liens other than (i) the rights of certain owners of the mineral rights to investigate and exploit industrial minerals and (ii) the mortgages with financial institutions to secure the financing facilities. None of the Company's properties pertaining to the El Valle and Carlés mines are subject to any royalty interests. Net smelter return (“NSR”) royalties of 0.5% to 2.0% are applicable to deposits, not yet found, in some of the concessions on the Navelgas, Oscos and Rio Narcea belts.

For the Salave gold project, located on the Oscos belt, the Company, through EMC, shall be obliged to pay a royalty to a third party calculated at 5% of the number of ounces of gold produced and paid for multiplied by the average gold price received minus $200 per ounce after a cumulative gold production of 800,000 ounces. The third party is also entitled to receive a 5% royalty on the value of other minerals produced and sold. There are certain provisions that allow for the royalty to be suspended with respect to the production of gold, when the gold price is lower than €330 per ounce. These amounts may be recovered when the gold price is higher than €500 per ounce. For a period of 90 days after cumulative production of 800,000 ounces, EMC shall have the right to purchase one-half of the royalty for $5 million.

For the Aguablanca project and any other deposit if found, within the State Reserve, the State retains a royalty which can range from 0.5% to 2% of NSR (in relation to the average annual nickel price according to the table below)  to be paid annually at the start of the first year of commercial production.

Average Annual Nickel Price ($/tonne)
Minimum	Maximum	NSR
0	4,945	0.5%
4,945	6,235	1.0%
6,235	7,740	1.5%
>7,740	-	2.0%

In addition, the Company will pay a royalty to AC (a wholly-owned subsidiary of Freeport-McMoRan Copper & Gold Inc.) commencing at the start of the second year of commercial production, according to the appropriate formulas detailed below, based on the yearly average prices for copper (“Cu”) and nickel (“Ni”):

●

If (Ni + (Cu price/3)) = <$7,700/Mt, the amount to be paid shall be $0

●

If $7,700/Mt < (Ni price + (Cu price/3)) = < $8,000/Mt, the amount to be paid shall be equal to: ($110.25*(Mt produced Ni metal+(Mt produced Cu metal/3)))/2

●

If $8,000/Mt<(Ni price + (Cu price/3)) = <$8,500 Mt, the amount to be paid shall be equal to: ($220.50*(Mt produced Ni metal+(Mt produced Cu metal/3)))/2

●

If $8,500/Mt<(Ni price + (Cu price/3)) = <$9,000 Mt, the amount to be paid shall be equal to: ($330.75*(Mt produced Ni metal+(Mt produced Cu metal/3)))/2

●

If (Ni price + (Cu price/3)) = <$9,000 Mt, the amount to be paid shall be equal to: ($441*(Mt produced Ni metal+(Mt produced Cu metal/3)))/2

This royalty can range between a 0.0% and 3.5% NSR, depending on nickel and copper prices. RNR, S.A. has the right to buy back at any time the above-mentioned royalty by paying $6 million to AC.

Outside the boundaries of the Aguablanca deposits but within the perimetres of the State Reserve, if a new deposit is found, the royalties at the start of the second year of commercial production of such new deposit, would be 1% NSR, payable to AC.

Classification of Mineral Reserves and Resources

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Security Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Mineral Reserves and Resources

The following tables summarize the Company's mineral reserves and resources as of December 31, 2003 1,3,4:

GOLD OPERATIONS [2]
Category		Tonnes (000s)	Au Grade (g/t)	Contained Ounces Au (000s)	Cu Grade (%)	Contained Tonnes Cu
MINERAL RESERVES[5]
El Valle Open Pit	Proven	491	5.50	87
	Probable	110	6.13	22
	Total	601	5.62	109

El Valle Underground	Proven	506	3.94	64	1.19	6,011
	Probable	352	4.10	46	1.36	4,770
	Total	858	4.00	110	1.26	10,781

Carlés Open Pit	Proven	52	4.08	7
	Probable	7	4.37	1
	Total	59	4.12	8

Carlés Underground	Proven	196	4.76	30	0.73	1,436
	Probable	493	4.16	66	0.57	2,822
	Total	689	4.33	96	0.62	4,258

Total reserves		2,207	4.55	323
containing copper reserves		1,547			0.97	15,039

MINERAL RESOURCES
El Valle Open Pit	Measured	–	–	–
	Indicated	–	–	–
	Total	–	–	–
	Inferred	28	6.65	6

El Valle Underground	Measured	452	4.50	65
	Indicated	631	5.27	107
	Total	1,083	4.95	172
	Containing Cu	892			0.85	7,571
	Inferred	2,035	7.25	474
	Containing Cu	868			0.77	6,684

Carlés Underground	Measured	110	5.12	18	0.35	380
	Indicated	190	5.15	31	0.50	957
	Total	300	5.14	49	0.45	1,337
	Inferred	728	5.30	124	0.44	3,234

Total measured and indicated		1,383	4.99	222
containing copper		1,192			0.75	8,908
Total inferred		2,791	6.73	604
containing copper		1,596			0.62	9,918

GOLD PROJECTS [2]
Category		Tonnes (000s)	Au Grade (g/t)	Contained Ounces Au (000s)	Cu Grade (%)	Contained Tonnes Cu
MINERAL RESOURCES
Corcoesto	Measured	3,648	1.46	171
	Indicated	4,024	1.44	186
	Total	7,672	1.45	357
	Inferred	1,573	1.56	79
Godán	Inferred	464	7.11	106
La Brueva	Inferred	898	2.69	78

Total measured and indicated		7,672	1.45	357
Total inferred		2,935	2.78	263

GOLD OPERATIONS AND PROJECTS
Total proven and probable reserves	323	15,039
Total measured and indicated resources	579	8,908
Total inferred resources	867	9,918

BASE METAL PROJECT
Category		Tonnes (000s)	Ni (%)	Cu (%)	Combined PGM (g/t)	Au (g/t)
MINERAL RESERVES[6]
Aguablanca	Proven	13,600	0.66	0.47	0.48	0.13
	Probable	2,100	0.62	0.44	0.45	0.12
	Total	15,700	0.66	0.46	0.47	0.13
MINERAL RESOURCES[7]
Aguablanca	Measured	2,300	0.73	0.54	0.55	0.13
	Indicated	1,700	0.60	0.53	0.45	0.14
	Total	4,000	0.67	0.54	0.51	0.14
	Inferred	5,950	0.53	0.46	0.40	0.13

Notes:

(1)

Updated mineral reserves and resources, as of December 31, 2003, are stated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. Updates are prepared by or under the direction of Alan C. Noble, O.R.E. Reserves Engineering, Colorado, USA, who is the independent "Qualified Person" for Rio Narcea as that term is defined in National Instrument 43-101.

(2)

Mineral reserves and resources have been estimated using site specific appropriate cut-off grades based upon a gold price of $325/oz and an exchange rate of $1.00/€ (equivalent to €325/oz).

(3)

Mineral resources (of all categories) that are not mineral reserves do not have demonstrated economic viability. Mineral resources do not include mineral reserves.

(4)

Contained ounces figures are before mill recovery factors are applied.

(5)

Mineral reserves reflect the diluted tonnages and grades of the mine plan.

(6)

Mineral reserves for the Aguablanca project are based upon the July 2002 Feasibility Study Report with the following economic parameters: Exchange rate of $1.00/€, nickel price of $6,600/tonne, copper price of $1,600/tonne, and platinum and palladium prices of $400/oz. Mineral reserves were calculated using a €8.23/tonne net smelter return (equal to 0.256% equivalent nickel).

(7)

Mineral resources for the Aguablanca project have been estimated using a 0.2% nickel cut-off grade.

Applicable Government Regulation

The Company currently operates principally in Spain but also has several properties in Portugal. The Company's operations entail significant governmental regulatory and other factors common to mining ventures. More particularly, mining operations are subject to government regulation under which operations may be affected in varying degrees by legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes, labor standards or changes in conditions under which minerals may be extracted and marketed. The effect of these factors cannot be accurately predicted.

Spain

The information provided under this heading has been compiled by the Company from Spanish governmental and private publications and financial press reports, which the Company believes to be reliable.

Political Environment

The Spanish Constitution became effective December 27, 1978, completing Spain's transition to constitutional democracy. Spain is ruled by a parliamentary monarchy. The Spanish Constitution guarantees both the right to own private property and free enterprise within a market economy. The Spanish Constitution specifically provides that the government shall “guarantee and protect free enterprise within the framework of a market economy.” Spain became a member of the European Economic Community in January 1986 and is also a member of the World Trade Organization.

Income Tax

Corporate income tax, which is applicable to mining companies, is a direct 35% tax on earnings, after deduction of depreciation, amortization and qualified business expenses and application of applicable credits and allowances. Spanish tax law contains several incentives to promote mining activity such as depletion allowances, amortization of tangible and intangible mining assets and grant programs. Spain and Canada have in place an agreement for the avoidance of double taxation. The Spanish tax system establishes a withholding tax at the source of payment of 18% for payments of interest, dividends or royalties, applicable if the payment is made to residents of Spain. In the case of non-residents, the applicable tax rates are those provided in the Double Taxation Treaty, if any, which in the case of Canada are the following:  Payment of interest – 15%; payments of dividends – 15%; payments of royalties – 10%; professional fees – zero.

Exchange Controls

In 1991, Spain enacted significant changes to its exchange control legislation, establishing as a general principle that all acts, businesses, transactions and operations, which require or result in collections and payments between residents and non-residents and transfers to and from foreign countries are liberalized for exchange control purposes. The only exception to this general rule is the physical exportation of coins, bank notes and bearer checks in amounts greater than €6,010, which is subject to prior declaration. Certain other transactions are subject to prior verification and subsequent notification requirements involving the Directorate General of Foreign Transactions and/or the Bank of Spain, for either statistical purposes or for verifying compliance with legal obligations.

Mining Law and Regulations

All minerals, rocks, liquids, gases and geological structures below ground level in Spain pertain (or belong) to the State, which concedes (or grants) the right to exploit them for commercial purposes. Land ownership extends only a few metres below the surface for foundations, deep cellars, drains and so on. The Mining Law 22/1973 of 21 July 1973 and Regulations and modifications, published later, control all aspects of mining, but not necessarily of concentrators or smelters that are located away from the mine, which may come under industrial legislation.

The law divides all sub-surface materials into the following groups:

A.

Quarried material used for simple crushing, screening and washing by the construction industry (for example, sand, gravel and roadstone, ornamental rocks and slates, clays for refractories, limestone for cement and lime).

B.

Underground water, geothermal sources and structures.

C.

All other materials that require concentration.

D.

Coals, lignites and oil shales (separated under a later modification of the law).

Petroleum and natural gas are subject to the Hydrocarbon laws.

For Group C minerals (which include gold and nickel), exploration and mining rights are conceded (or granted) to foreign companies or companies domiciled in Spain. A Decree (17,241 of 30 June 1986) has eliminated former restrictions on foreign shareholding in the TITULO VIII of the Mining Law 22/73, which may now be 100%.

Another Decree (17,103 of 28 June 1986) covering foreign investments in general requires that foreign shareholdings in any company over 49% must only obtain a “verification of bona fide” by the Foreign Transaction Department of the Ministerio de Hacienda, which, if not received within 30 days, may be taken as valid by a process of “administrative silence.” The Consejo de Ministros can establish restrictions over “strategic” raw materials.

Permits, Concessions and Fees

All mining rights are based on the “mining square” (Sp. “cuadricula”), which is bounded by 20 seconds of arc both in longitude (about 472 metres) and latitude (about 615 metres) and covers an area of approximately 29.028 hectares.

There are three types of claims and concessions:

Exploration permit – “PE” – for quick reconnaissance only

Investigation permit – “PI” – for all exploration

Exploitation concession – “CE” – for all mining

A PE gives priority for a short period of time -- sufficient for regional mapping and sampling over a large area that frequently overlaps ground already held by others, in order to select the best zones that remain free for requesting a PI. The PI is the main vehicle for exploration, and its granting is preceded by a demarcation to exclude earlier rights of others. The PI carries right-of-access to the ground, and may be converted into a CE if a discovery is worth mining. A CE carries right-of-expropriation to surface ownership, subject to legal compensation. The following table summarizes the details regarding these types of claims and concessions:

	PE	PI	CE
Area in “Mining Squares” (1)	300-3,000	1-300	1-300
Duration – Initial	1 year	3 years	30 years
– Renewal	1 year	3+3 years	30+30 years

(1) Mining Square = 29.028 hectares

The minimum annual budget, determined by mining authorities, is based on proposal of the Company.

The procedure for obtaining a PE or PI is as follows:

1.

Request (Sp. “Solicitud”) on standard form to the Provincial Mines Office (Sp. “Jefatura”), indicating the coordinates of the starting corner of the “mining squares” involved. A record of the date and time of submission is obtained to establish priority.

2.

Payment of the paperwork fee (Sp. “trámites”) by the 30th day after submission.

3.

Submission of work program and budget (within 30 days for PE, 60 days for PI), signed by a registered geologist or technical or mining engineer, indicating the technical ability and financial solvency of the applicant.

4.

Circular sent to the municipalities for objections (another 15 days) followed by publication in the Provincial, Regional and National Bulletins (all done by the Mines Office).

5.

Demarcation of the area free of prior rights (PI only) by the Mines Office, subject to exclusions for dams, railways, airports, military installations, etc.

6.

Grant of Permit, which may take from 8 months to 5 years for a PI. However, fieldwork may begin after the 8th month even if the title is not yet formally granted.

The procedure for a CE consists mainly of submitting a Plan of Development for a mine. Certain PI's surrounding an active mine may be held as reserve areas to the CE. The Mines Office will help consolidate small adjoining CEs into larger units (Sp. “cotos”) to facilitate administration.

Annual reports must be submitted for CEs and PIs, with proposed work programs for the following year. All drilling must be reported.

A PI or CE may be renounced voluntarily at any time, or canceled officially either at the end of the granted period or for failure to carry out agreed work programs. The area is then offered to tender 60 days after publication in the Official Bulletin; in the case of several tenders, the one judged best is given a new PI; in case of none, the area is declared free eight days later and open to claiming.

Once granted, a PI or CE may be sold or transferred to another party, subject only to approval by the Director General of Mines of the technical and financial probity of the buyer. This is important when taking options-to-buy contracts, with existing holders. Alternatively, a concession holder may rent the right-to-mine to an operating company.

With regards to Exploration Permits or PEs), after the initial one year, if a company has not finished its exploratory work but wishes to continue, then the Company can renew the permit for one additional year by soliciting in writing a renewal of the permit from the Director General of Mines. Similarly, with regard to Investigation Permits or PIs), after the initial three years, if a company has not finished its investigation work but wishes to continue, then the Company can renew the permit for three additional years by soliciting in writing a renewal of the permit from the Director General of Mines.

The material terms of the contracts, such as payment provisions, expiration dates and whether renewal options are available at the termination dates are shown below:

CONCESSIONS			HOLDER	RENTAL	DATE		PURCHASE OPTION	NSR
Name	Type	Area		€/year	Signature	Duration	Pts
Rio Narcea Gold Belt
Conchita y Demasía	CE	1,088	Caolines de Merilles S.A.	125,203	01-Apr-91	NO LIMIT	800,000,000	2%
Selviella	CE	114
Selviella 2ª Fracción	CE	163
Ana Rosa y Demasía	CE	360.3
Asociada y Demasía	CE	442.6
Oscos Gold Belt
Various	CE/PI	21,698	Fabrica de Mieres S.A.	60,000	01-Jul-94	NO LIMIT	NO	1.50%
Aguablanca Project
Alberto	PI	15	Cia. Artesanal de Canterias de Arucas, S.L.	15,030	08 Mar 02	NO LIMIT	NO	1.50%
Enebro III	PI	58
Mila	PI	198
Acebo	PI	159	María Dolores Sánchez
Encina	PI	277
Enebro I	PI	18	Río Ardila Minera, S.L.
Enebro II	CE	21
EL TIMON	PI	8800	INSERSA	9000	23-1-04	3	750,000 €	2%
VALUENGO	PI	3360	AGUAS TEÑIDAS	9000	23-1-04	3	750,000 €	2%
EL PINTADO	PI	5400	AGUAS TEÑIDAS	9000	23-1-04	3	750,000 €	2%

Reserve Areas

The Director General of Mines (“DGM”) may declare an area a reserve of the State (“State Reserve”) and not free for claiming. The procedure is similar to that for PIs and CEs in some respects:

1.

Inscription of proposal for a State Reserve (like a request for a PI or CE)

2.

Proposal of Provisional State Reserve (equals demarcation)

3.

Provisional State Reserve made official (like a PI, for three years renewable)

4.

Definite State Reserve (like a CE)

5.

Special State Reserve, for certain substances, for 5 years, renewable

The DGM will grant the rights to explore the State Reserve to the Institute of Technological Geo-Mining (“ITGE”), or one of the para-state bodies, or may call for offers for joint ventures between these entities and private companies. In other areas, such as the massive pyrite belt in southwestern Spain, the government will declare a State Reserve, divide it into blocks and give these to various companies for more regional exploration. State Reserves are usually for a limited number of substances, for example, iron or uranium. Subsequent exploitation may be carried out by the State or offered by tender to private companies, with special conditions attached as regards construction and exploitation timetables.

The declaration of a State Reserve does not rescind or limit the rights of prior holders within the area covered, but these may be requested to carry out more work than planned in order to match work done by the state or a state-company joint venture. If a State Reserve is for one or more stated substances, then over-claiming for other substances is permitted and is valid, although this may lead to complications of overlapping rights during mining.

Mining Incentive Law

This law (Sp. “Fomento a la Minería”) published June 4, 1977, and the Decrees of May 2, 1977, June 2, 1977 and  March 16, 1979, deal with the fees and the commodities then regarded as of priority interest to the nation – for strategic reasons, to reduce import dependence or to increase exports – but more important, with four fiscal inducements to stimulate mining and exportation of group C minerals. These are:

●

Grants up to 20% of all approved expenditure for exploration and investigation of ores and minerals, evaluation and development or rehabilitation of mines, concentrators and smelters, also of waste dumps and tailings, for underground structures and for housing of employees. Official credits may also be available for such projects, especially those that create jobs. Grants for exploration and investigation have to be repaid if successful. Both grants and credits are made after, not before or during the expenditure, and are subject to availability of funds allotted nationally each year for this purpose.

●

Free depreciation of investments, during 10 years, starting from the first year of positive results.

●

Depletion allowance of up to 30% of gross taxable profits or up to 15% of net mine income from sale of products, whichever is higher. The funds so obtained are not distributable, but must be used for further investment in exploration, improving recoveries, or product quality, new mining methods, laboratories, or even in buying shares in companies which specialize in these objectives. They must be used within a ten year period, and reported on annually to the authorities.

●

The grants and credits will be subject to progressive modification in the EEC during the adjustment period and thereafter, as will import duties and permitted tax allowances.

Foreign Investments

The need to stimulate investments in both industry and services of all types, coupled with changes on the entry to the European Economic Community on January 1, 1986, and the social and political pressures caused by the very high level of unemployment, have all led to an almost complete liberalization of conditions for non-Spanish investors. With few exceptions, foreign participation is welcome at either the minority or majority levels, with no more requirements than formal verification of “bona fide” by the government.

Environmental Regulation

Spain is taking active steps to reduce contamination, control industrial wastes and limit damage to the local environment. The mining industry is regulated by the 1973 Law and by a Decree dated October 15, 1982. The number of agencies with the right to intervene is growing and includes the ICONA (the Institute for Conservation of Nature and the Environment) and the ITGE (the Institute of Technological Geo-Mining), as well as regional and national authorities for mining and industry.

The Company has adopted an environmental policy pursuant to which it confirms its commitment to comply with all environmental statutes, laws, regulations and orders applicable to its operations. To ensure such compliance, the Company has established an environmental auditing program to detect and remediate any violations of environmental laws. To date, environmental legislation and regulations have not had a material adverse effect on the Company's operations or financial condition and management believes that it is currently in material compliance with applicable environmental legislation and regulations.

The main costs to comply with environmental regulations are associated with the revegetation of waste dumps and the lining of tailings ponds. Other costs include water controls, fencing and research work. Revegetation has to be completed at the end of the operation but Rio Narcea conducts its reclamation activities concurrently with ongoing operations. In 2003, approximately $881,200 was spent for tailings lining and expansion (2002- $791,300) and approximately $244,400 in revegetation and topsoil removal and storage (2002- $255,200). For 2004, Rio Narcea estimates its compliance costs to be $400,000.

In 1999, Rio Narcea did, however, experience an environmental incident due to the failure of the detoxification system at the El Valle mine. Environmental and mining authorities and insurance carriers were immediately advised of the incident. Insurance coverage has fully indemnified Rio Narcea to date for all costs incurred. The resulting damages of lower sales and higher gold production costs were mutually agreed with the insurance company based on the previous five-month experience. The situation has been normalized and no claim is pending between the insurance company and Rio Narcea. The amounts received from the insurance company include costs to replace the damaged agitator blade, profits lost due to reduced production during the repair period and additional costs incurred as a result of changes made in the production process during the repair period. Total amount received from the insurance claim was $941,100, including $16,005 for the damaged parts. The Company's insurance coverage has not been affected by that incident. The coverage has been renewed this year without any major modification to the existing contract. Rio Narcea has confirmed with environmental authorities that there has not been any effluent discharge from the tailings pond to public river beds and that there is no risk of it and, consequently, the Company does not expect to incur any remedial costs in the future. Remedial measures agreed with relevant authorities were undertaken by Rio Narcea.

Spanish environmental legislation imposes high standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. Accordingly, the design of mines and mills and the conduct of overall extraction and processing operations are subject to the restrictions contained in such legislation. In addition, the construction, development and operation of a mine, mill and refinery typically entail compliance with applicable environmental legislation and/or review processes and the obtaining of land use and other permits, water licenses and similar authorizations from various governmental agencies. In particular, legislation is in place for lands under national jurisdiction or located in certain provinces, which provides for the preparation of costly environmental impact assessment reports prior to the commencement of any mining operations. These reports entail a detailed technical and scientific assessment as well as a prediction of the impact on the environment of proposed development.

Failure to comply with the legislation referred to above may result in orders being issued thereunder which may cause operations to cease or to be curtailed or may require installation of additional facilities or equipment. Violators may be required to compensate those suffering loss or damage by reason of its mining activities and may be fined if convicted of an offense under such legislation.

The Company has complied with all applicable governmental requirements to date through the completion of appropriate environmental impact studies, hydrological studies, reclamation plans and archeological studies and, with the assistance of its full-time environmental compliance officer and an archeologist, foresees no problems in doing so in the future.

Public Authorities and National Companies

The mining industry is governed though various lines of authority including national, regional and provincial levels. In descending order, the most important are:

(1) Ministry of Economy:

Secretary of State of Economy, Energy and Small and Medium Company

General Direction of Energy Policy and Mines

General Subdirection of Mines

(2) Ministry of Science and Technology:

Geological and Mining Institute of Spain

(3) Regional autonomous governments (Director General of Industry/Mines/Energy in each according to local usage – referred to herein as the “DGM”) in:

Andalucía

Castilla-La Mancha

Murcia

Aragón

Castilla-León

Navarra

Asturias

Cataluña

País Vasco

Baleares

Extremadura

Rioja

Canarias

Galicia

Valencia

Cantabria

Madrid

(4) Provincial Mines Offices (Sp. “Jefaturas”) in all provinces.

The regional authorities vary in the amount of control they exercise, depending on their original statute of agreement with the central authority. The larger regions, or those with the most mines, have taken very extensive powers to supervise the industry; others that are smaller or less concerned with mining, have left affairs with the central government. The level of intervention by the DGM therefore varies according to region and assigned responsibilities are still being determined as the regions develop their respective bureaucracies.

The provincial offices report to both regional and central authorities, and cover Requests for Mining Rights (PE, PI or CE), their demarcation in cases where the rigid “mining square” system that now cover the whole country infringes on earlier rights, supervision of work programs and budgets, safety in all aspects, production reports, approval of small projects and the installation of machinery, and myriad details arising from both operations and legislation.

The ITGE functions as a semi-autonomous branch of government to provide geological maps, metallogenetic maps, geochemical surveys and more specific investigation in Reserve areas, hydrogeological data and the location of water for towns and agriculture, chemical analyses, and in general to provide basic data on natural resources and thereby stimulate the mineral industry. The ITGE provides public access to extensive published and unpublished data.

Portugal

The information provided under this heading is based on public filings by other mining companies that operate in Portugal, which the Company believes to be reliable.

Mining Industry

The Portuguese Government, through its geology and mining agency, the Instituto Geologicao E Mineiro (“IGM”), promotes exploitation of the country's resources, and to that end, has taken an active role in promoting exploration.

Mining Laws

Mining activity is regulated by the Ministry of Economy (the “MIE”), which was formerly the Ministry of Industry and Energy, through the Secretary of State for Industry. This department holds the rights for State-owned mineral resources and is empowered to grant exploration and mining concessions through contracts, as well as to grant exploitation licenses. The IGM (the Portuguese government's geology and mining agency) is part of the Central Administration and is also subordinate to the MIE. The IGM is responsible for geological data and the research on the potential of the country's geological resources as well as their extraction and processing. The IGM is also vested with the right to negotiate and underwrite exploration and mining contracts for State-owned geological resources. EDM is a holding company representing the Portuguese State interests in the mining sector and is the major shareholder in Somincor, PA (Pirites Alentejanas, S.A., a private company controlled by EDM), Empresa Nacional De Uranio and Exmir, with interests in copper, tin, zinc, lead, uranium, and industrial minerals mining operations in Portugal.

Exploration Concessions

Exploration rights in Portugal may be granted by the MIE to individuals, single companies or joint ventures, provided that they can demonstrate technical and financial competence to conduct the exploration effectively. Exploration contracts must include a discussion of mutual rights and obligations, the area of work and its boundaries, the nature of the resources to be explored, the initial duration period, renewal terms, work program, minimum expenditure and further specific terms.

The exploration party must start the work no later than three months after the contract has been underwritten (with exceptions where mutually agreed), carry out work according to the proposed work program, provide acceptable semi-annual reports, provide yearly proposed work programs, maintain drill core for delivery to the IGM at the end of the contract period, and compensate third parties for any damages caused by exploration activities.

The duration period of each exploration contract, including possible renewals, is not more than five years, and in each renewal the initial area applied for must be reduced by 50%. At the end of the five-year term, the company must enter into a new exploration contract or apply for an exploitation concession in order to continue work on the property. While the company is not supposed to have priority over other applicants, in practice if the company has complied diligently with the terms of its exploration contract, the company will have priority for the new contract.

Exploitation Concessions

The holder of an exploration concession has the exclusive right to apply for an exploitation concession concerning the area included in the exploration contract. The administrative contract of exploitation will include mutual rights and obligations, the comprised area and mineral deposits, the duration period of the concession, the amount of the bond, fees to be paid, conditions for renewal and other specific provisions regarding each contract.

The duration period of the exploitation concession will take into account technical and economic data, namely the estimated life period of the mineral deposit under normal conditions of exploitation.

Environmental Laws

Mining exploitation concessions of more than five hectares and/or with an annual production rate above 150,000 tonnes are subject to an environmental impact assessment.

Taxes

Production royalty rates to the Government are set at 3% of the net smelter returns (NSR) for concessions granted since 1990; for concessions granted prior to 1990, no royalty generally applies. On the Company's Penedono property in Portugal, the NSR is established at 2% for a gold price lower than $300 per ounce, 3% for a gold price between $300 and $350 per ounce, and 4% for a gold price between $350 and $400 per ounce. Income taxes are presently at 37.6%, with full deductibility of capital expenditures over a time frame ranging from three to eight years.

Repatriation of Earnings

Repatriation of earnings from Portugal to foreign entities is subject to withholding taxes as follows:

●

Within the European Union, 5%.

●

Non-resident entities not within the European Union, whose jurisdictions have no tax treaties with Portugal, 30%.

Portugal has a tax treaty with the United States, pursuant to which the repatriation of earnings from Portugal to the United States is subject to a withholding tax of 10%.

Government and Other Grants

Introduction

The Spanish government has implemented a system of grants and incentives to promote growth and to respond to investment expectations. The grant system provides incentives for the training and hiring of workers, encourages the creation of new companies, investments and research and development projects. Spain, being a member of the European Union, also offers to potential investors access to European grant programs. The system of grants and incentives is classified as follows:

●

State and regional incentives for training and employment

●

State incentives for specific industries

●

Incentives for investments in certain regions

●

State incentives for small and medium enterprises

●

Incentives for internationalization

●

European Union (EU) incentives

The mining industry, considered to be a priority economic sector by the Spanish administration, is eligible for grants and incentives. The government offers non-refundable subsidies of varying percentages, generally between 15 to 50% of the total investment. The grants offered for the mining industry are designed to advance geological and mining research and development projects, the recovery of minerals and solid wastes, and safety enhancement in mines. Subsidies are granted by various Ministries and State Departments.

Incentives are also available in depressed regions with high unemployment and low levels of income to promote development and subsequently achieve economic equilibrium among different regions in Spain. Financial assistance is based on non-refundable cash subsidies for up to 50% of eligible investment expenditures. These regional incentives are determined in accordance with European Union (“EU”) requirements.

The above introduction is a summary extracted from “A Guide to Business in Spain” researched and written by Garrigues & Andersen on behalf of the Spanish Institute for Foreign Trade (ICEX), February 1999, that continues to be applicable.

Rio Narcea, through its wholly-owned subsidiaries, is eligible for grants for any next fiscal year, upon application and fulfilling the necessary conditions. Upon being officially granted and awarded, the grants can be collected upon acceptance by the Company and the presentation of certain documents (i.e. invoices, payments of invoices, company audits and investment reports). Grants are classified as reimbursable and non-reimbursable depending on the regional, central or EU laws that regulate the issuing of grants. Until December 31, 2003, the Company, through its subsidiaries RNGM, S.A. and RNR, S.A. has obtained grants for the development of the El Valle gold mine and Aguablanca nickel project.

Incentives Granted to Rio Narcea

RNGM, S.A. was able to obtain several grants because its development projects are located in an economically depressed region with high unemployment. At December 31, 2003, the Company had collected grants from various Ministries and State Departments, amounting to a total of €30.8 million (approximately $38.9 million). Additionally, RNR S.A. had collected grants amounting to $0.4 million as at December 31, 2003.

El Valle Mine

In connection with the OFICO grant, granted by the Secretary of State for Energy and Mineral Resources on December 19, 1996 (supplemented on December 30, 1997), RNGM, S.A. undertook to create 260 jobs before June 30, 2000, and to maintain them for three years from the hiring date. A request was filed with the Spanish Ministry of the Economy in 2001 to modify this commitment. The outcome of this request, approved by the Ministry of the Economy in November 2003, was a requirement for the Company to reimburse €1,202,000 (approximately $1.4 million), which was fulfilled in 2003, and to maintain 171 employment positions until September 30, 2006. The Company has met all other obligations and all the guarantees related to this grant have been released from January to March 2004, except for €4.8 million that will have to be maintained in order to ensure the new employment obligations.

Aguablanca Project

On July 21, 2003, RNR, S.A. was awarded a €6.7 million (approximately $8.5 million) grant from the Ministry of the Economy for its Aguablanca nickel project. The Company is required to invest €33.5 million (approximately $42.4 million) in the project before July 2005 and create and maintain 114 employment positions until July 2005. Subsequently, on January 14, 2004, this grant was increased to €8.3 million (approximately $10.5 million), increasing the new required investment to €46.0 million (approximately $58.2 million). As at December 31, 2003, no portion of this grant has been collected.

In January 2003, the Ministry of Science and Technology granted a subsidized loan, amounting to €5.0 million ($6.3 million approximately), to the Aguablanca project currently under construction. The Company was required to invest €37.4 million (approximately $47.2 million) in the construction of the project before December 31, 2003 and create and maintain 55 employment positions for at least two years. The Company had not fulfilled these requirements as at December 31, 2003; however, the Company has applied for an extension in the deadline date, which it expects to obtain. The loan is at zero interest rate and is repayable by equal instalments of €500,000 ($631,500 approximately) from 2008 to 2017. The loan was collected from the Ministry in January 2004 in exchange for the issuance of performance bonds amounting to €5.2 million. The performance bonds were issued by two Spanish banks (Caja de Extremadura and Cajamar) and at that time the Company placed the €5.0 million in restricted bank accounts in favour of the banks. The Company expects to obtain the release of the restricted funds in May 2004, when the Aguablanca project itself can serve as security to the banks.

Human Resources

Rio Narcea conducts its operations from several offices in Asturias, Extremadura and Madrid, Spain. Additionally, the Company has small offices in London, England and Toronto, Canada. As of December 31, 2003, the Company had approximately 263 employees, of which 25 are based at its principal executive office in Asturias. The number of temporary employees was approximately 89 for 2003.

Rio Narcea’s average number of employees during 2003 is as follows:

2003
Executive officers	7
El Valle mine	175
Carles mine	35
Aguablanca project	10
Others	36
Total	263

Risks of the Business

The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of precious and base metal mining properties. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Mineral Exploration Involves Significant Financial Risk

The exploration for and development of mineral deposits involves significant financial risk, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an orebody may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a site. It is impossible to ensure that the exploration programs planned by the Company will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of a deposit, such as size, grade and proximity to infrastructure, as well as metal prices, which are highly cyclical, and governmental regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Mining Involves Hazards for which the Company has Insurance Subject to a Limit

The business of mining is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geological formations, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or production facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance in amounts that it believes to be reasonable, such insurance will not cover all the potential risks associated with its business. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. In the future, insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. The Company might also become subject to liability for pollution or other hazards that it cannot insure against or that it may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Extensive Governmental Regulations Control Mining Exploration

The Company’s activities are subject to extensive Spanish and Portuguese national, provincial and local laws and regulations and foreign laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. Permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in development of the Company’s properties, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with known standards, existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. It is possible that the costs and delays associated with compliance with such laws, regulations and permits, could become such that the Company could not proceed with the development or operation of a mine on an economically viable basis.

Uncertainty of Ore Reserve Estimates

Although the Company has, with the assistance of independent experts as appropriate, carefully prepared its mineral reserve and resource figures in accordance with the requirements of the applicable securities regulatory authorities and established industry practices, such figures are estimates only. The mineral reserves have been determined based upon assumed commodity prices, operating costs and exchange rates. These factors may in the future render certain ore reserves uneconomic to mine and result in a significant reduction in the reported mineral reserves. Furthermore, no assurance can be given that the indicated tonnages and grade will be achieved or that the indicated level of recovery will be realized over the mine life.

Replacement of Mineral Reserves

The Company must continually replace mineral reserves depleted by production by doing the work necessary to reclassify known mineral resources to mineral reserves, expanding known mineral orebodies or locating new deposits in order for it to maintain or grow production levels over the long term. Exploration is highly speculative in nature, involves many risks and frequently is unproductive. Success is very uncertain and dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological expertise, and availability of exploration capital. As a result of these and other factors, there is no guarantee that the Company’s exploration efforts will result in the discovery of additional mineral reserves. If mineralization is discovered, it might take many years until production is possible, during which time the economic feasibility of production may change.

Conflicts of Interest of Officers and Directors

Some of the officers and directors of the Company are associated with other companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The Company’s policy on conflicts of interest complies with the procedures established under section 120 of the Canada Business Corporations Act, which sets out the necessity of full disclosure of any conflict of interest prior to the Board dealing with the subject matter giving rise to the conflict of interest and the interested party refraining from voting on such matter. The directors are further required to act honestly and in good faith with a view to the best interests of the Company and its shareholders.

Not every officer or director devotes all of their time and attention to the affairs of the Company. With respect to the key management employees, Mr. Alberto Lavandeira, Mr. Alan Riles, Mr. Eugene Spiering and Mr. Omar Gómez devote 100% of their time to Rio Narcea. See “Item 8 – Directors and Officers of the Company”. In 2003, Messrs. Chris I. von Christierson, Javier Colilla and Robert van Doorn spent approximately 65%, 80%, and 80% of their working time, respectively, on the affairs of Rio Narcea. It is anticipated that Messrs Chris von Christierson, Javier Colilla and Robert van Doorn will  devote a similar amount of time to the affairs of Rio Narcea during 2004.

The Price of Gold is Volatile

The profitability of the Company’s operations may be significantly affected by changes in the market price of gold and other mineral commodities. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control. The level of interest rates, the rate of inflation, world supply of mineral commodities, and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political systems and political developments. The price of mineral commodities has fluctuated widely in recent years and future serious price declines could cause commercial production to be impracticable.

Mineral reserve estimates and life-of-mine plans using significantly lower prices could result in material write-downs of its investment in mining properties and increased amortization, reclamation and closure charges.

Company Hedging Strategies

The Company has the ability to enter into puts, calls and forward sales to hedge the impact of price fluctuations on a portion of its production. The Company enters into hedging positions for specific transactions that management deems expose the Company to an unacceptable market price risk or as required pursuant to loan agreements. For more information regarding the Company’s hedging activities, refer to “Item 2 – General Development of the Company – Quantitative and Qualitative Disclosure about Market Risk”.

Dividends Unlikely

The Company has not paid any dividends since the date of its incorporation and it is not anticipated that dividends will be declared in the short or medium term.

Competition within the Mining Industry

Significant and increasing competition exists for mineral resources in the jurisdictions in which the Company conducts operations. As a result of this competition, the Company may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

As a result of this competition, some of which is with companies with greater financial resources, the Company may be unable to maintain or acquire the personnel and expertise required to develop and operate its properties. Also, the Company may be unable to acquire attractive mining properties on terms it considers acceptable or at all. Consequently, its revenues, operations and financial condition could be materially adversely affected.

Project Risks

In pursuing its near-term objective of joining the select ranks of the profitable, mid-tier metal producers, the Company evaluates acquisition opportunities that would give appropriate returns to enhance shareholder value. Any resultant acquisition(s) may have significant associated risks, including, but not limited to: (1) political, (2) market volatility, (3) orebody proving to be below expectations and (4) environmental. Additionally, the Company may require additional capital to finance acquisition(s). There can be no assurance that the Company would be successful in overcoming these risks or any other problems arising from such acquisition(s).

Dependence on Key Management Employees

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of key management employees, including Chris I. von Christierson (Chairman), Alberto Lavandeira (President and CEO), Omar Gómez (CFO), Javier Colilla (Senior Vice President, Corporate), Alan Riles (COO), Robert van Doorn (Executive Vice President, Business Development) and Eugene D. Spiering (Vice President, Exploration). The loss of any one of these people could have a material adverse effect on the Company. The Company has employment agreements with its key employees (except Mr. von Christierson) and key man insurance with respect to such employees, except with respect to Mr. von Christierson and Mr. van Doorn.

ITEM 4.

DESCRIPTION OF MINES, DEVELOPMENT PROJECTS AND EXPLORATION PROPERTIES

Gold Operations

El Valle and Carlés Mines

Exploration History

Workings of the Roman era trace the length of the Rio Narcea gold belt, which hosts the El Valle and Carlés mines. Some of the larger Roman workings include pits at these mines. The El Valle and Boinás Roman pits occur at both ends of the El Valle gold deposit and mineralized outcrops exposed in the pit walls were important in the discovery of the deposit. Just north of the village of El Valle, the Romans moved approximately 400,000 cubic metres of material. One kilometre to the southwest, near the village of Boinás, the volume of moved material is estimated at 700,000 cubic metres.

Although minor amounts of gold continued to be extracted from the region through simple panning methods, little is known about the history of metal mining in the Rio Narcea belt from the time the Romans abandoned the area near the end of the second century until the 19th century. Some of the earliest of modern mining interest in the belt is documented in public records as permits granted for iron exploration in the late 1800s. At the end of the 19th century and beginning of the 20th century, small copper mines were exploited at Carlés, Boinás and El Valle. During World War II, arsenopyrite was mined near Carlés.

Modern exploration of the Rio Narcea gold belt began in the 1970s by Spanish subsidiaries of multinational mining companies. In 1971 and 1972, while exploring the Salave gold deposit 60 kilometres to the northwest near the coastal village of Tapia, Gold Fields Española, S.A. (“Gold Fields”) conducted preliminary reconnaissance of the area near Salas and mapped the Carlés skarn. Gold Fields work included soil and outcrop sampling, geochemical analyses and a surface magnetometer survey. Boliden Minerals A.B. (“Boliden”) came to the Rio Narcea belt through the Salave route in 1981. Focusing on the La Ortosa granodiorite, just south of Salas, Boliden conducted detailed geological mapping, and soil geochemical and geophysical surveys on a 600 metre by 500 metre grid prior to completing a seven hole, 1,085 metres, core drilling program on the La Ortosa intrusive. Boliden was followed by Exploraciones Mineras del Cantábrico S.A. (“EMC”) in 1985. EMC continued exploration in the area and drilled an additional three core holes for a total of 624 metres at La Ortosa and one hole to a depth of 346 metres at the Godán prospect.

Anglo American Company (“Anglo”) initiated the first systematic program of gold exploration in Rio Narcea gold belt in 1985. Focusing on skarn-related gold mineralization, Anglo concentrated their initial work in the vicinity of the Carlés intrusive while conducting exploration along the belt. The first phase of exploration at Carlés included 1:6,000 and 1:25,000 scale aerial photography, photo geologic and outcrop mapping at a scale of 1:1,000, collection and geochemical analysis of 253 outcrop samples and 240 soil samples, completion of 1,292 metres of percussion drilling in 25 holes and 13,147 metres of core drilling in 58 holes with mineralized intercepts assayed for gold, silver, copper and arsenic. Anglo's work also included geotechnical (Rock Quality Designation-RQD) studies and preliminary bench metallurgical test work.

By the end of 1990, Anglo, through a joint venture with Hullas del Coto Cortés, S.A. (“HCC”), had developed 910 metres of decline for access to +70, +40 and +18 levels, 200 metres of ore drives and 80 metres of raises at Carlés. The underground sampling work included the collection of 600 panel samples, 189 channel samples and 140 muck pile samples to determine the extent and continuity of the skarn mineralization in the deposit. A total of 90 samples weighing 36 tonnes were sent to Anglo American Research Laboratories in Johannesburg, South Africa, for a large-scale metallurgical testwork. The underground drilling program included a total of 6,012 metres in 108 core holes. A feasibility study completed by Anglo in 1991 concluded that Carlés was technically feasible.

Along with its work on the Carlés project, Anglo expanded the exploration program in the Rio Narcea gold belt. During the Carlés exploration and predevelopment programs, Anglo and the Anglo/HCC joint venture mapped, at a 1:1000 scale, several of the Roman pits on the belt, collected 858 samples for analysis, conducted magnetometer and soil geochemical surveys at the El Valle deposit and Godán prospect, and initiated the first exploration drilling program to test these areas. By 1991, the joint venture had completed a total of 8,932 metres of core drilling in 43 holes including 4,555 metres in 26 holes at Boinás East (part of the El Valle mine), 3,474 metres in 13 core holes at El Valle and 903 metres in four core holes at the Godán prospect.

Drawn by the work done by Anglo and HCC, Concord Services Inc. (“Concord”) a mining company from Denver, Colorado, U.S.A. established the wholly-owned Spanish subsidiary Concord Minera Asturiana (“CMA”) in April 1992 and joined Anglo and HCC to continue work on the project as operator for the joint venture. CMA began exploratory drilling on the Rio Narcea gold belt in January 1993 after the completion of detailed geological mapping between La Brueva and Boinás and trenching programs at the prospects of Santa Marina, Villaverde and La Brueva. By August 1993, CMA had completed the first round of drilling at El Valle and defined a zone of high-grade gold mineralization in the West Breccia over a strike length of 250 metres. At this time, CMA and HCC acquired Anglo's remaining interest in the joint venture and formed Rio Narcea, A.I.E., a company registered in Spain, to hold their interest in the properties and continue exploration on the Rio Narcea gold belt.

By the time of the Company’s public listing in July of 1994, Rio Narcea A.I.E. and the precursor CMA/Anglo/HCC joint venture had completed an additional 9,727 metres of drilling in 50 holes on the Rio Narcea gold belt. The exploration program included 7,090 metres in 32 holes in the El Valle deposit, 371 metres in 3 holes at the Pontigo prospect, 577 metres in 3 holes at the Villaverde prospect, 541 metres in 4 holes at the Antoñana prospect, and 1,148 metres in 8 holes at the La Brueva prospect. Following its public listing, the Company commenced an advanced exploration drilling program at the El Valle deposit (now considered to include Boinás) while continuing exploratory drilling for additional deposits along the belt.

The Company expanded its exploration drilling program through the remainder of 1994 and 1995 on the Rio Narcea gold belt to advance the delineation of mineralization at El Valle while continuing to test targets at the Villaverde, Antoñana, Millara and La Brueva prospects. In August 1995, infill drilling commenced in the West El Valle zone. Metallurgical, hydrological, geotechnical and sterilization drilling was completed on the El Valle deposit in the second quarter of 1996 with infill drilling continuing into the third quarter to delineate yet another zone of copper and gold mineralization referred to as the Black Skarn below the planned Boinás East open pit. Infill drilling for the feasibility study was completed in the West Breccia zone, the Boinás West zone and within the planned open pit of the Boinás East zone at the end of August 1996. The feasibility study on the El Valle project was completed in October 1996 by MinCorp Engineers & Constructors, a division of MinCorp Ltd. (“MinCorp”), based in Denver, Colorado. Infill drilling was initiated later in the year at Carlés, completing an additional 16,283 metres in 96 holes. By the end of 1997, drill spacing on the Carlés deposit was closed to approximately 25 metres to a depth of 100 metres below surface and a spacing of 50 metres to a depth of approximately 200 metres below surface. Contemporaneous with this program, mineralization in the form of a gold skarn was identified at the Godán prospect where an additional 5,656 metres were drilled in 17 holes prior to the end of 1998.

El Valle Mine

Location

Most of the Company's resources have been devoted to the evaluation, development and construction of a mine and production plant at the El Valle gold deposit located within the municipality of Belmonte de Miranda. The El Valle Mine is about 40 kilometres southwest of Oviedo, Spain. The mine area is located along the west flank of the Sierra de Begega mountain range. Access is by paved roads from many directions and internally by a series of improved dirt roads. The Company has acquired all land necessary for mining operations at El Valle.

El Valle Mine location map

Geology

Gold mineralization at El Valle was initially deposited as copper-gold skarns near the margins of intrusive igneous rocks that where in contact with limestone or dolomite. After extensive erosion, a northeast-trending fracture zone provided conduits for the subsequent emplacement of igneous dikes and related hydrothermal alteration that crosscut the skarn. The later events produced gold mineralized quartz veins, clays and jasperoid breccias.

As at December 31, 2003, the El Valle deposit has been defined by 153,600 metres of drilling in 836 holes. The geometry of the gold mineralized zones reflects the various phases of mineralization that constitute the deposit. Along the intrusive contact, the shape is strongly influenced by the lens-like geometry of the igneous body where skarn mineralization is dominant. Where the orebody consists of gold mineralization from the epithermal overprint, the zones have larger bulk dimensions and are parallel to the northeast trending fracture system. The mineralizing events at El Valle have resulted in a mineralized system that has more geometric complexity than many sedimentary hosted epithermal deposits, but a simpler geometry than is usually associated with skarn deposits.

Mineral Reserves

The Company's December 31, 2003 mineral reserves estimate for the El Valle Mine is 219,000 ounces of gold. The mineral reserves include 110,400 ounces of gold and 10,781 tonnes (23.8 million pounds) of copper that will be mined by underground methods at Boinas east.

El Valle Mine – Mineral Reserves1
(as at December 31, 2003)

Category		Tonnes (000s)	Au Grade (g/t)	Contained Ounces Au (000s)	Cu Grade (%)	Contained Tonnes Cu
MINERAL RESERVES
El Valle Open Pit	Proven	491	5.50	87
	Probable	110	6.13	22
	Total	601	5.62	109

El Valle Underground	Proven	506	3.94	64	1.19	6,011
	Probable	352	4.10	46	1.36	4,770
	Total	858	4.00	110	1.26	10,781

(1) Gold Price: $325/ounce and exchange rate of $1.00/€

El Valle Mine – Mineral Reserves1
(as at December 31, 2002)

	Tonnes (000s)	Au Grade (g/t)	Contained Ounces Au (000s)
Proven reserves	1,006	6.95	225
Probable reserves	359	4.69	54
Total mineral reserves	1,365	6.35	279

(1) Gold Price: $320/ounce and exchange rate of $1.00/€

Mining

The El Valle mine is being exploited using conventional, open pit methods although the transition to underground mining will occur during 2004. The original mine plan was for mining to proceed sequentially through the three pits starting with the Boinás West pit, followed by the Boinás East pit and finishing with the El Valle pit. Mining of the Boinás West and Boinás East pits was completed in the second quarter of 1999 and January 2002, respectively. Pits were designed based on slope parameters provided by the geotechnical consultants, and economic and process parameters provided by the Company.  (Note: Before the operation started, the original geotechnical studies for all the pits were developed by Steffen, Robertson & Kirsten (UK office) (“SRK”).  Follow-up studies of the early mining phases were made jointly by SRK and a Company geotechnical expert (trained by SRK). Further ongoing controls and designs have continued using external consultants that periodically visit the property and work with experts from the Company.)

Recommendations for safe pit slopes are based on the assumption that the limestone formation at the footwall of the El Valle pit will be fully de-watered, and slopes are reviewed constantly with new mapping and mining experience, including periodic reviews by outside consultants. An adit approximately 1,100 metres long was driven beneath the El Valle pit to achieve the necessary dewatering by gravity discharge. Initial pit optimization was done using conventional floating cone methods followed by manual design to smooth the floating cone contours, to add roads, and to further optimize the pit outlines. Two independent contractors, under the supervision of the Company's staff, are employed for all mining and pre-stripping activities. Grade control is carefully managed through the Company's system of computerized controls with bar-coded data entry for the lithology, position and assays of each reserve block. The mining plan is reviewed and revised periodically based on mining experience.

The overall project stripping ratio is 23:1 (waste:ore). The Company adopted a new mine plan at mid-year 2000 in order to maximize near-term cash flow from the operation. The new mine plan has permitted the access of high-grade ore earlier than projected to maximize production and reduce operating costs through an accelerated waste removal program. Mining of the Sienna zone of the Boinás East pit started in the second quarter of 2001 and was completed in early January 2002. Access to the high-grade Charnela zone of the El Valle pit was achieved in March 2002 and has been the major source of mine production. Following the initial pushback of the main pit in 2003, mining of the Charnela was completed in August 2003. The Company started mining the Las Caolinas satellite pit (northwest corner of the El Valle pit) at the end of 2003, which is expected to be completed by June 2004. The Company has excavated an underground access ramp that together with the drainage adits totals 4.0 kilometres in length. The underground access ramp has been used for infill drilling below the mined out Boinás East pit. Built to production size and specifications, the ramp will provide access for underground mining. An underground mining study was carried out during 2003 to convert previously defined underground resources into reserves. Underground infrastructure (i.e. ventilation, dewatering etc.) has been installed, the underground contractor has been selected and mining has commenced. As headings are progressively developed during the second quarter of 2004, production will be ramping up with full production tonnage expected by the third quarter of this year. Mining will mainly be  by cut and fill with some areas of uphole benching in the lower levels. The mine life from the Boinas East underground reserves is expected to be 2.5 to 3 years with a possible extension as current copper prices are factored into the significant copper grades.

Metallurgy

Metallurgically, the El Valle ore is relatively complex being a copper-gold ore from both oxidized and primary sulfide environments exhibiting not only variability with respect to gold and copper provenance but also in physical terms i.e. grindability. The copper in the oxidized zones is mainly native copper, recoverable by gravity concentration as well as froth flotation, whereas the sulfide zones contain copper mainly as chalcopyrite, recoverable by flotation only. Gold is substantially liberated but with relatively fine grain sizes. The metallurgical flowsheet therefore requires gravity concentration for gold and native copper recovery, and froth flotation for copper recovery to achieve low enough residual copper levels for feeding a conventional cyanide gold leaching circuit. A feature of the underground ores is the copper grades of >1% with much lower level of impurities.

Processing Plant

The processing plant at El Valle, constructed and designed by Fluor Daniel-Signet, was designed in accordance with the metallurgy described above to process 600,000 tonnes of ore per year to produce doré and copper gravity and flotation concentrates. The plant was designed to permit expansion of capacity to 750,000 tonnes per year. At present, a rate of almost 800,000 tonnes per year has been achieved. Although the quantities of doré and concentrate may fluctuate depending on the source of the ore being processed, the distribution of gold produced in 2003 was 74% and 26% of doré and copper concentrate, respectively, with a significantly higher deportment to doré than expected. A similar distribution is expected in 2004.

Following the success of the expansion to the gravity circuit in 1999, a further expansion took place in the last half of 2000 involving an additional Knelson Concentrator and more spirals, together with improvements to the shaking table circuit. As a result, the recovery of gold to high-grade gravity concentrates with superior smelting terms has been significantly increased. In anticipation of higher copper levels in the open pit ore feed, further plant modifications were made in 2001 to increase the capacity and the flexibility of the flotation circuit to maximize recovery ahead of carbon in leach (CIL) and improve concentrate grades. A further expansion of the copper flotation and filtration capacity took place during late 2003 in order to process the much higher copper grades from underground and produce bulk clean flotation concentrates.

The Company designed, installed and commissioned a new leaching plant for high-grade gravity concentrates in the third quarter of 2002. The new circuit successfully passed more gold into high-paying bullion while also rejecting penalty elements like arsenic, thus improving the overall net smelter returns on the products. This circuit continued to operate successfully during 2003.

Permits

The Company has all the necessary permits required for mining operations at El Valle. By the resolution dated August 23, 1996, the Asturian mining and environmental authorities approved the final production, reclamation and environmental impact plans for the El Valle deposit. The permits included plans for three open pits, a treatment plant, waste dump and all necessary facilities for the project.

Production Forecast

For 2004, gold production from Rio Narcea’s existing operations is expected to be approximately 90,000 ounces at a cash cost of $240 per ounce. Additionally, under the milling agreement with Nalunaq, Rio Narcea is expected to produce a maximum of 120,000 ounces from the processing of the Nalunaq ore during 2004. Any shortfalls in the planned production for the year due to Nalunaq delivering less than anticipated tonnage can be made up by processing the existing stockpiles.

Contracts for Sale of Products

The Company sells three types of products: high-grade gravity gold concentrates, low- to medium-grade copper concentrates and gold doré. The first is sold to refineries in Belgium through long-term and spot contracts. The second, produced by gravity and flotation, is sold to smelters in Canada through long-term contracts revised each year. In the past, low- to medium-grade copper concentrates have also been sold to other locations in Europe and Japan. The bullion is sold to refineries in Switzerland and United Kingdom.

Environment

The Company's priority is to minimize the impact of its operations through application of its Environmental Monitoring Plan, which exceeds the requirements necessary to comply with local, regional and national regulations.

Both surface and ground waters are valuable resources. Protection of their quality is a priority for the Company as it strives to prevent any negative impact by its mining activities. Its operations are designed with a zero-discharge water recovery system. Air quality standards are continually monitored and controlled to minimize their impact on adjacent villages and communities.

The Company has conducted ongoing re-contouring, soil replacement, seeding and planting activities since 1997. The overall goal of the Company's reclamation activities is to restore the land to its natural ecosystem and return to the community a superior environment for their traditional agricultural and cattle grazing uses.

El Valle Exploration Potential

During 2003, exploration and development activities continued in an effort to make the transition from open pit to underground mining at the El Valle and Carlés operations seamless and cost effective.

As at year-end, over 3 kilometers of ramps and drifts and 590 meters of ventilation raises had been developed under the Boinas East and El Valle pits, both situated at the El Valle operation. This development provided a platform to complete 13,360 metres of drilling and yielded the data needed to complete an underground mining study at the El Valle operation. The drilling led to the confirmation of 110,400 ounces of gold reserves containing 10,781 tonnes (23.8 million pounds) of copper in the Monica zone, situated below the Boinas East pit. An additional 4,500 metres drilling program was completed to test for the extension of the high-grade Charnela zone under the El Valle pit as well as to investigate other high-grade mineralization to the east. This surface drilling has identified at least five zones of high-grade gold mineralization. The Company is planning to develop a 500 meter crosscut to access and further investigate these zones.

Underground mining at El Valle is expected to commence in the second quarter of 2004 at an initial rate of 150,000 tonnes per annum, using mainly cut-and-fill mining methods. The initial underground ore mined below the Boinas East pit has a high copper content with low levels of impurities and is expected to produce a much cleaner copper concentrate than previously produced from the pit. With the exception of some small parcels of ore to be treated in 2004 to confirm metallurgical characteristics, most of the underground ore from Boinas will be stockpiled for treatment in 2005 and 2006. Copper concentrate will be produced from flotation and doré bars will be produced from cyanide leaching.

Carlés Mine

The Carlés Mine is located ten kilometres north of the El Valle Mine on the Rio Narcea gold belt. The Company commenced mining operations at Carlés in the fall of 2000.

Carlés Mine location map

The Carlés gold deposit is defined by approximately 41,400 metres of core drilling in 391 holes and includes 2.0 kilometres of underground decline and strike drives for future underground production. Gold mineralization is associated with copper sulfide-magnetite bands found in garnet and pyroxene skarn that is metallurgically distinct from the oxide gold mineralization found at El Valle, but quite similar to the sulfide skarn mineralization.

From 1986 to 1991, Durandel (a wholly-owned subsidiary of “Anglo”) and HCC carried out 20,732 metres of core drilling in a total of 193 holes and completed 1.5 kilometres of underground decline and strike drives at the Carlés deposit. A positive feasibility study for mining the Carlés deposit was completed in February 1991. However, Concord Minera Asturiana, S.A. (“CMA”), a company controlled by Benton and part of the Concord group of companies (“Concord”), concluded that approximately two-thirds of the investigated zone required additional drilling to prove continuity of the mineralized envelope. During 1997, Rio Narcea completed an infill drilling program comprising 16,300 metres in 134 holes, focusing on near-surface mineralization of the North zone, to confirm the Anglo findings and to establish continuity in the ore zones.  (Note: The average drill spacing for the various categories of reserve and mineralization is discussed in the “Drilling and Sampling Procedures” section.  The Company also provides the following additional disclosure with respect to the Carlés deposit: Because of the multiple gold host rock types, gold interpolation distances for proven reserves ranged from 7 to 11 metres along strike, 5.6 to 10 metres up and down dip, and 1.4 to 2.2 metres perpendicular to strike. Probable reserves distances ranged from 20 to 25 metres along strike, 20 metres up and down dip, and 4.4 to 5 metres perpendicular to strike. In all cases, interpolation was restricted by a hard geological boundary.  Dilution resulting from averaging the original 1x1x1 model blocks into the SMU of 3x3x4 resulted in ore losses of 14% in the north orebody with a dilution of 10%, and ore losses for the east orebody at 8% with a dilution of 6%. The reserve figures reflect that dilution. The in place copper grade of the reserve is .57%. Copper interpolation distances were very similar, but slightly larger than for gold. Copper recoveries are planned at 92%, based upon bulk metallurgical testing completed by Anglo American during their feasibility study concluded in 1991. The resulting copper concentrate to be produced is expected to contain 30% copper, based upon the Anglo study and upon Rio Narcea's experience at skarn processing.)  Refer to ”Item 4 - Description of Mines, Development Projects and Exploration Properties – Drilling and Sampling Procedures”.

Development of the Carlés deposit began in 1998 with construction of a by-pass for the highway to provide area for access for mining and surface infrastructures. In 1999, the Company continued development work of the Carlés project by advancing permitting and the purchase of surface rights. In July 2000, the Company obtained final approval and all necessary permits for the commencement of mining operations.  Open pit production from the Carlés deposit commenced in the fall of 2000 and will be completed in the spring of 2004. Underground mining began in August 2003 using the sublevel open stoping method due to excellent ground conditions.

At year-end 2003, proven and probable mineral reserves at Carlés were estimated at 103,700 ounces of gold and 4,258 tonnes (9.4 million pounds) of copper, which will contribute significantly to the revenue stream through copper concentrate sales.

Open pit mining will be completed in the second quarter of 2004. Underground mining at Carlés East commenced on schedule in August 2003, following the completion of the ramp upgrade and ventilation raise, and is expected to continue until the end of 2004. In addition, a 350 metre drift was completed in the third quarter of 2003 to access the Carlés North zone. Further exploration and definition drilling is in progress to define additional mineral reserves. Underground development of the Carlés North orebody will commence in mid-2004.

Carlés Mine – Mineral Reserves 1
(as at December 31, 2003)

Category		Tonnes (000s)	Au Grade (g/t)	Contained Ounces Au (000s)	Cu Grade (%)	Contained Tonnes Cu
MINERAL RESERVES
Carlés Open Pit	Proven	52	4.08	7
	Probable	7	4.37	1
	Total	59	4.12	8

Carlés Underground	Proven	196	4.76	30	0.73	1,436
	Probable	493	4.16	66	0.57	2,822
	Total	689	4.33	96	0.62	4,258

(1) Gold Price: $325/ounce and exchange rate of $1.00/€

Carlés Mine – Mineral Reserves 1
(as at December 31, 2002)

	Tonnes (000's)	Au Grade (g/t)	Contained Ounces Au (000's)
Proven reserves	715	4.60	106
Probable reserves	195	4.36	27
Total mineral reserves	910	4.55	133

(1) Gold Price: $320/ounce and exchange rate of $1.00/€

Annual production of ore, average ore grade mined, and annual production by mine for the years 2002, 2001 and 2000 is as follows:

	2003	2002	2001
El Valle Mine
Ore (tonnes)	648,249	635,658	598,518
Average grade (g/t)	8.1	8.3	6.7
Recovery (%)	94.1	94.4	91.2
Gold production (ounces)	159768	160,129	117,237

Carlés Mine
Ore (tonnes)	113,382	117,753	50,631
Average grade (g/t)	4.2	4.8	4.8
Recovery (%)	94.1	94.4	91.2
Gold production (ounces)	14,407	17,096	7,126

Gold Development Projects

Salave Gold Project

The Salave gold property is located near the northern coast of Spain in Asturias, approximately 120 kilometres by road northwest of the El Valle gold operation. The Salave deposit represents one of Western Europe’s largest undeveloped gold resources. Rio Narcea has an established record of community responsibility and environmentally sound operations in Spain and believes that the deposit can be permitted and mined with the cooperation of the state and local authorities. Salave is expected to be a valuable asset for the future growth of the Company in a region of Spain that has welcomed Rio Narcea’s contribution to the local economy.

On October 28, 2003, the Company, through its wholly-owned subsidiary Naraval, acquired 85% of the issued and outstanding common shares of Exploraciones Mineras del Cantábrico, S.L. (“EMC”), a Spanish exploration company having mineral rights in the Salave gold deposit located in northern Spain, for approximately $5.8 million. Of the purchase price, $1.5 million was satisfied by the issuance of 600,276 Common Shares of the Company and the remaining $4.3 million was paid in cash.

The mineral rights at Salave were leased by EMC to a third party for an undefined period of time. On March 9, 2004, the Company entered into a termination agreement with the lessee of the mineral rights. As consideration for the cancellation of the lease agreement, the Company paid $5 million in cash and granted 2 million common share purchase warrants, having a fair value of $1 million, which are exercisable at a price of Cdn$5.00 per common share until September 11, 2008. The Company will make additional payments of $5 million upon fulfillment of each of the following milestones: (i) granting of the construction permit; (ii) commencement of commercial production; (iii) achieving production of 200,000 ounces of gold; (iv) achieving production of a cumulative 400,000 ounces of gold; and (v) achieving production of a cumulative 800,000 ounces of gold. In addition, the Company will have to pay a royalty of 5% on gold produced and sold in excess of 800,000 ounces subject to a deduction of $200 per ounce, and on all other metals from the date of commencement of commercial production. The Company has the right to buy back 50% of the 5% royalty for $5 million.

On March 30, 2004, EMC increased its capital stock in the amount of € 4.5 million (approximately $5.7 million). The non-controlling shareholders did not participate in the capital increase, resulting in a dilution of their interest in EMC. As a result, the participation of the Company in EMC has increased to 90.7%.

Salave is an intrusive-related, disseminated deposit hosted in granodiorite, which is overlain by a shallow dipping, altered but unmineralized roof pendant of quartzites and siltstones. The gold is associated mainly with pyrite, arsenopyrite and lesser amounts of molybdenite. The mineralization is refractory to simple leaching methods. The mineralized zone outcrops to the east and dips gently to the northwest and, according to the existing reports, is open down dip.

Like many of the gold occurrences in Asturias, the history of the Salave deposit dates back to Roman times and perhaps to the Celtics before them. Ancient mining in the area moved up to five million tonnes of rock from a 200 x 200 x 20 metre pit. Outcropping mineralization attracted minor attention during World War II, when an attempt was made to mine molybedenum from the pit. Salave has since been examined by a number of gold mining companies, including: IMEBESA (1970-1971), Rio Tinto Patiño (1972), Gold Fields (1975-1976), Anglo American (“Anglo”) through their subsidiary Charter Exploraciones (1980-1988), OROMET (1988-1989), Newmont Mining Corporation (“Newmont”) (1991) and, more recently Lyndex Explorations Limited (“Lyndex”). Lyndex, the last company to conduct drilling on the property, obtained encouraging results. To date approximately 35,000 metres have been drilled in 176 holes on the property. In addition to the drilling, several programs of geological mapping and geochemical and geophysical surveys have attempted to characterize near-surface mineralization for exploration applications elsewhere in the region.

In-house scoping studies were carried out by all of the companies except for Gold Fields. Lyndex has publicly reported mineral resource estimates, including those made by Anglo and Newmont, ranging from 10 to 20 million tonnes grading between 3 and 5 g/t gold. The historical resource reports that quote these estimates were reviewed by Rio Narcea and do not conform to National Instrument 43-101 (NI 43-101) standards..

In addition to the drilling and scoping studies, the above-mentioned mining companies also completed metallurgical testwork. Results of the work indicated that the gold-bearing sulfides could be concentrated using froth flotation with gold recoveries over 95%. The resulting concentrate proved amenable to roasting, pressure oxidation or bio-oxidation followed by conventional cyanide leaching.

Work on the property was not advanced by these mining companies for several reasons including low gold prices, an unproven and costly gold recovery process and agreements involving a large cash payment to the property owners upon production. These impediments no longer prevail with higher gold prices, the establishment of commercially proven technologies to treat refractory ores, including pressure oxidation and bio-oxidation, and a new agreement to develop the property on reasonable terms and with limited risks.

Rio Narcea has compiled all of the historical work conducted on the property, including most of the drill hole data, and believes it to be reliable. However, this data has yet to be verified in detail and there is no certainty that any economic mineral resources will exist on the property. Rio Narcea intends to complete a technical resource estimate report compliant with NI 43-101 standards as soon as possible.

The Company started in early May an infill drilling program of 15,000 metres to close the spacing between drill holes to 25 meters on the main mineralized zone. The initial drill holes are planned to provide samples of mineralized material for metallurgical testwork. A scoping study for the refractory ore metallurgical treatment has been awarded to Ausenco Ltd. of Australia. In 2004, the Company plans to undertake a full feasibility study and initiate the process for the permitting of the Salave gold project.

Corcoesto Project

The Corcoesto project is near the coast of Galicia in northwest Spain where numerous gold occurrences and Roman workings form an arcuate belt that extends 70 kilometres along the Malpica shear structure. The north to northeast trending structure dissects a metamorphic sequence of schist, gneiss and quartzite providing zones of weakness for a complex evolution of mineralizing events. Gold mineralization occurs in a well-developed system of sheeted quartz veins forming large silica-rich envelopes within altered metamorphic rocks.

In 1998, the Company expanded its property position to include the Corcoesto project in the western region of Galicia and the Penedono project in north-central Portugal. Both areas contain ample evidence of ancient mining activity dating back to Roman time. Corcoesto contains more than 60 Roman workings. Attracted to the area in 1895, Sagasta Gold Mines Ltd. constructed, via a 70 metre main shaft, 3,000 metres of adits and produced 6.75 kilograms of gold from 12 quartz veins before selling the property in 1910 to the Aurifera Gallega Company. Rio Tinto Patiño acquired the property in 1972 and sold the project to Gold Fields in 1975 who continued exploration in the area with systematic surface channel sampling. Between 1983 and 1990, EMC and Rio Tinto Minera drilled 9,621 metres in 47 holes looking for higher grade structures at depth.

The Company acquired the Corcoesto property following detailed surface mapping and a review of previous exploration in the area. The study revealed that much of the previous exploration had focused on the potential of deeper high-grade structures, but the shallow mineralization was largely undefined.

From 1998 to 2003, the Company completed 16.3 kilometres of trenching and 19,200 metres of drilling in 223 holes at Corcoesto. Together with 11,747 metres drilled in 69 holes during previous programs, the work defined five zones of gold mineralization within an area of three square kilometres containing measured and indicated mineral resources of 357,000 ounces of gold in 7.7 million tonnes of material averaging 1.45 g/t. The inferred mineral resources are estimated at 79,000 ounces of gold in 1.6 million tonnes of material averaging 1.56 g/t.

In May 2002, the Company engaged Metallurgical Design and Management (Pty.) Ltd. (“MDM”) to initiate the feasibility study of this project. The Company completed a 12,000-meter infill drilling program at the Corcoesto heap leach gold project in May 2003 as part of the feasibility study. The program targeted shallow, low-grade mineralization for a possible heap leach operation. As part of the study, several metallurgical tests were conducted with fresh core collected from this infill drilling program. The Company received conflicting metallurgical test results on some of the core samples. Recoveries were considerably lower than indicated by previous metallurgical work. Additional independent testing confirmed the lower recoveries thus indicating marginal returns for the project.

While further metallurgical tests are being undertaken, drilling of the high-grade zones, which remain open at depth, was considered necessary to move the project forward. Each of eight deeper holes, testing gold mineralization between depths of 75 to 125 metres below the surface, encountered high-grade intercepts ranging from 2.4 metres averaging 8.4 g/t to 1.1 metres averaging 35.3 g/t. Development of the higher grades could justify alternate processing and improve project returns. The economics of the project could also be enhanced by defining additional tonnage and potentially selling the waste for the construction of a nearby port facility. With Rio Narcea now focusing on the development of the significantly larger Salave gold deposit, the Company is considering selling or joint venturing this project.

Gold Exploration Projects

Lugo

In December 2002, the Company entered into an agreement with Outokumpu Mining Sucursal España to acquire up to a 70% interest in the Lugo properties located in northern Spain according to a phased expenditures earn-in process.

Exploration on the Lugo project in 2003 included soil and rock chip sampling, trenching and a 3,000 metre drilling program. Although significant soil anomalies and trench intercepts were identified in the Chousa area, nearly all of the mineralized drill intercepts to date are near the surface and seem to show the influence of recent supergene enrichment and remobilization. Each of the three zones identified in the Chousa area are thought to represent the eroded remnants of thrust-hosted mineralized breccia. The mineralization identified is largely restricted to within 15 metres of the surface and appears to lack sufficient continuity along strike to justify additional gold exploration by the Company.

Godán

The Godán deposit consists of a mineralized envelope of gold skarn located 2.5 kilometres northwest of the Carlés mine. A total of 1,994 metres drilled in nine holes by the Company in 1998 targeted the margins of the intrusive. The drilling program discovered a new zone of gold mineralization, referred to as “Ortosa West,” which ranges between 5 to 10 metres in thickness. The zone has an average grade of 11.0 g/t gold over 6.4 metres at a depth of approximately 250 metres. The skarn mineralization occurs at the same stratigraphic horizon which hosts the “Ortosa East” zone located one kilometre to the east. Drill hole data from the two zones indicate a tight stratigraphic control for mineralization around the intrusive. Both zones remain open for a possible extension that could connect the two zones over a possible strike of 1,200 metres and a width between 50 and 200 metres.

The Godán project is in the exploration stage and there is no assurance that a commercially viable mineral deposit exists on this property. No exploration work has been conducted on the Godán deposit since completion of the drilling program mentioned above.

La Brueva

The La Brueva deposit is located three kilometres south of the Carlés mine. An oxidized, silica-rich, quartzite breccia with partially oxidized veins of arsenopyrite is prominently displayed in a large Roman pit at the deposit. The Company has drilled 1,861 metres in 12 holes testing a northeast plunging breccia pipe. The mineralized breccia is at the west edge of a gabbro intrusive that forms skarn mineralization. Skarn mineralization is also evident in pyroxene hornfels developed 500 metres to the southeast in a sandstone near the intrusive contact where surface magnetic highs correspond to a soil gold anomaly.

In 2000, the Rio Narcea/Barrick joint venture drilled 520 metres in three holes testing the down dip extension to mineralization in the mineralized breccia pipe and the strike extension to mineralization along the east-west trending structure. The drilling program identified a new northeast trending mineralized structure and better defined the geometry of the deposit. The higher grade intercepts are open at depth and further definition drilling is necessary to evaluate the underground potential. No exploration work was conducted after 2000.

The La Brueva Project is in the exploration stage and there is no assurance that a commercially viable mineral deposit exists on this property.

Santa Marina

The Santa Marina prospect, located just two kilometres north of the El Valle mine, was discovered in the last phases of the Rio Narcea/Barrick joint venture program in 2000. Hole SM-5 penetrated a 100-meter thick, near vertical zone of breccia that closely resembles the style of mineralization at El Valle. The hole intercepted a total grade thickness of 90 grams x metres / tonne in a breccia with three intervals including 1.0 metre assaying 22 g/t, 2.5 metres assaying 16.1 g/t and 8.2 metres assaying 2.0 g/t gold between 170 and 210 metres. During 2002, Rio Narcea drilled 1,426 metres in three holes at Santa Marina to test the target to the north of SM-5. Although no significant width of gold mineralization was identified by the program, the drilling extended the strike length of the structure 200 metres to the north and continued to encounter high-grade, gold mineralized clasts that are mixed with unmineralized quartzite.

The Santa Marina prospect is in the exploration stage and there is no assurance that a commercially viable mineral deposit exists on this property.

Penedono

The Penedono exploration license covers 220 square kilometres in northern Portugal. Gold mineralization at the Penedono prospect occurs in a parallel series of 0.5 to 2.2 meter wide vertical quartz veins with high-grade (>6 g/t) gold mineralization associated with arsenopyrite, pyrite and minor chalcopyrite. Underground channel sampling on the prospect defined a near vertical zone assaying 30.0 g/t gold over a strike length of 72 metres with an average width of 1.56 metres. The high-grade zone forms part of an interval assaying 18.4 g/t over a strike length of 128.5 metres with an average width of 1.68 metres. The mineralization is non-refractory as indicated by metallurgical testing contracted by the Company prior to acquisition of the property. Recoveries ranging from 85 to 95% of the gold can be achieved through flotation and leaching.

Reconnaissance work in 2000 by Rio Narcea identified an unusual occurrence of intrusive-hosted gold mineralization in relation to tungsten in old workings ten kilometres to the west of the village of Penedono. Channel sampling of greisen exposed in the shallow Turgueira tungsten workings defined a true width of 23.6 metres averaging 1.9 g/t gold, including 12.9 metres averaging 3.1 g/t gold. Subsequent trenching 50 metres to the south of the Turgueira adit intercepted 23 metres averaging 1.9 g/t gold including 5.2 metres averaging 6.2 g/t gold. Three holes drilled in 2001 failed to encounter significant mineralization. The soil geochemical survey succeeded in defining significant gold anomalies that extend over a strike length of 2 kilometres with samples containing up to 3.0 g/t gold.

A small drilling program in 2002 completed 1,693 metres in eight holes testing four isolated targets on the Penedono property. The most significant drill hole results included 1.6 metres assaying 7.8 g/t gold at a depth of 55.6 metres below Vein 4 at Mina San Antonio, 10.4 metres averaging 1.6 g/t gold at a depth of 56.1 metres at Dacotim and 10.1 metres assaying 10.1 g/t gold at a depth of 193.3 metres at Turgueira. The Penedono project is in the exploration stage and there is no assurance that a commercially viable mineral deposit exists on this property.

Base Metal Development Project

Aguablanca Project

Location, Access and Climate

The Aguablanca nickel sulfide deposit is located in the province of Badajoz, in the municipality of Monesterio, five kilometres west of the village of Real de la Jara. The Aguablanca deposit has excellent logistical communications being approximately three kilometres from the Seville-Mérida national highway, currently being updated to a four lane highway, and 80 kilometres by road to Seville and 140 kilometres from a major seaport at Huelva. There is ready access to power, telephone lines, and domestic water and industrial water can be obtained from the Rivera de Cala river, which passes about 800 metres from the deposit or one of its effluents.

Aguablanca Location Map

N
S
W
E
PORTUGAL
SPAIN
BADAJOZ
Merida
BADAJOZ
PORTUGAL
Evora
CORDOBA
Zafra
Moura
Monesterio
Aguablanca
Santa Olalla del Cala
SEVILLA
HUELVA
SEVILLA
Legend
Rio Narcea Properties
Spanish Provinces
Roads

The El Real de le Jara region has limited commercial infrastructure, mainly consisting of businesses servicing the local farming and agricultural activities. There are some isolated farms within a radius of 10 kilometres of the project area. Farming is generally of a subsistence nature and includes cattle and pig farming. Secondary support businesses and services, and government organizations, available in El Real de le Jara include, retail, banking and schools. Roads in the area are relatively undeveloped. A new bitumen road by-passing the town was constructed. This ensures that heavy vehicles associated with the mine development, and operations thereafter, do not disturb or disrupt the local community.

The Aguablanca region has a Mediterranean climate. Temperatures in the hot and dry summer months, from May to October, range from 10°C to 33°C. Temperatures in the cool, mild winter months, from November to April, range from 3°C to 18°C. Rainfall and light snow prevail in this period. The prevailing winds are seasonal. The Aguablanca project is at an elevation of 450 to 500 metres above sea level, and comprises low hills with moderate relief. Rock outcrops are rare. The mineral rights consist of leases, options to purchase or freehold interests in registered exploration permits, surveyed investigation permits and state mineral reserves covering a total surface area of approximately 5,645 square kilometres.

Once the geological potential of the Exploration Permits has been assessed, the Company will transform the areas of interest into Investigation Permits (PI).

Bankable Feasibility Study

In October 2001, Rio Narcea engaged MDM of South Africa, a company having worldwide project experience in the design and construction of metallurgical milling and flotation plants, to manage the bankable feasibility study (“BFS”) for the Aguablanca project. Completed in July 2002, the BFS contains all of the required technical, engineering, capital and operating cost data, produced and compiled by MDM, as well as detailed environmental, geo-technical, mining, metallurgical and tailings studies/reports completed by others. Using this data, MDM has established that the project is technically feasible and economically viable.  The following technical information relating to the Aguablanca project is derived from the BFS.

The Base Case financial model shows that the Aguablanca project is viable under the conditions specified in the BFS. With a capital cost, estimated to an accuracy of +/- 10%, of $64.1 million (2003 terms), the project’s internal rate of return (IRR) is 30.1% and net present value (NPV) is $82.4 million (July 2002) when net cash flow, inclusive of tax, depreciation, depletion allowance and interest expense, is discounted at 5% per annum over 10.5 years. An exchange rate of $1/€ is used throughout the BFS. The above figures assume a nickel price of $6,600 /tonne ($2.99/lb) and a copper price of $1,600/tonne ($0.73/lb). Platinum and palladium prices are both assumed at $400/oz. Refer to “Item 4 – Description of Mines, Development Projects and Exploration Properties – Base Metal Development Project – Aguablanca Project – Capital Cost Estimate”.

Permits

Rio Narcea received a positive Declaration of Environmental Impact from the Spanish Ministry of Environment in June 2003. In early August of 2003, the Council of Ministers of Spain approved the “Reserva Definitiva” mineral licence for the Aguablanca project, securing the exclusive right of Rio Narcea´s wholly-owned subsidiary, RNR S.A., to exploit the Aguablanca nickel sulfide deposit. In September of 2003, final municipal approvals were granted allowing for construction to commence in October of 2003.

During 2003, RNR, S.A. acquired several plots of land from the local landowners necessary for the construction of the Aguablanca project. In addition, several other plots of land have been rented for a period of 15 years with the option of extending this period. The Company has pre-paid the rentals to the owners of the land, corresponding to a minimum of six years and a maximum of 15 years. However, should negotiated positions fail to materialize, Spanish mining law allows the mining companies to expropriate the surface land, giving no rights to landowners in relation to mineral rights. The land will be used for the development and operation of the mine complex (i.e. access roads, waste dumps, mine pit, plant facilities and tailings deposition facility).

Geology

The Aguablanca Ni-Cu-PGM deposit is located in the southeastern part of the west-northwest trending Ossa Morena Lithostructural Zone, which extends into Portugal and covers an area 120 kilometres by 240 kilometres. It is situated along the southeast border of the Olivenza-Monesterio Antiform (“OMA”). The regional geology provides evidence of a least two orogenic events, separated by a period of extension characterized by early Paleozoic rifting and a passive margin phase during Ordovician-Devonian time. This extensional event is believed to be critical to the formation of nickel sulfide mineralization at Aguablanca and to the potential for new discoveries along the OMA.

The deposit is hosted by the Aguablanca gabbroic stock, approximately 2.3 square kilometres, along the northern contact of the Santa Olalla plutonic complex. The northern and southern limits of the plutonic complex are sites of major fault zones.  Parallel, post-mineral, northeast trending, strike slip fault system that dips 75° to 80° to the southeast dismembers and represent the lateral limits of the mineralization. From north to south the rock types observed in the deposit area are marble and skarn, endoskarn and various facies of gabbro. A layer of gossanous material with irregular thickness covers the above rock types and a 10 to 15 metre thick overburden is present throughout the area.

Mineralization

The Aguablanca deposit represents a typical magmatic Ni-Cu sulfide mineralization hosted by various facies of gabbro. Ultramafic rocks such as pyroxenite and peridotite have also been intersected in diamond drill holes. Sulfide mineralization consists predominantly of pyrrhotite, pentlandite, chalcopyrite and pyrite with minor marcasite and covellite. Magnetite is commonly present and lesser amounts of PGM and gold are associated with the sulfide minerals. Three main types of sulfide mineralization have been recognized. These are: Type 1 - Massive to semi-massive mineralization; Type 2 - Disseminated mineralization; and Type 3 - Irregular mineralization in patches, lenses etc. Type 1 mineralization is associated with magmatic breccia, which consists of subangular gabbroic fragments in a matrix of semi-massive sulfides. Type 2 mineralization is characterized by sulfides interstitial to the silicates (pyroxene, amphibole and plagioclase) and generally associated with the mineralized gabbroic unit. Type 3 mineralization contains variable amounts of sulfides in patches, lenses, aggregates or bands. It is typical of the distal parts of the deposit and represents the transition zone from the disseminated mineralization to the barren lithologies.

Exploration History

Exploration for nickel and copper deposits in the OMA area of southwest Spain has been carried out since the mid-1980’s. In 1986, the areas known as La Monaguera and La Remonta, which cover a total area of 620,800 hectares in the Provinces of Huelva and Badajoz, were declared a State Reserve for Mineral Investigation, and the investigation rights were awarded to Presur, the State Corporation.

Presur carried out stream sediment geochemical sampling and in 1989 reduced the size of the State Reserve to 460,300 hectares. In 1993, the Presur-Rio Tinto Minera (“RTM”) Joint Venture identified the Aguablanca target by further geochemical stream sediment and soil sampling, and in 1994 discovered the Aguablanca deposit by diamond drilling. The RTM interest was later transferred to AC which, in 1996, decided not to continue with exploration in the area.

By March 1997, the State Reserves had been reduced to 133,400 hectares, with 41,000 hectares categorized as a “Priority Area” in which AC and Presur each had a 50% interest, with the remaining 92,400 hectares categorized as “Secondary Area” in which Presur had 100% interest. Under the terms of the joint venture agreement, AC had the option to include areas within the “Secondary Area” in the “Priority Area”, thereby giving AC the right for a 50% interest.

From 1993 to 1996, RTM carried out some 33,000 metres of diamond drilling, completed a 65 metre long adit for bulk sampling and a pre-feasibility study on an open pit. RTM estimated the mineral resources at approximately 18.9 million tonnes averaging 0.67% Ni and 0.46% Cu and a stripping waste to ore ratio of 4.3 to 1. RTM then estimated the open pit mineral resources to total 12.4 million tonnes averaging 0.80% Ni and 0.54% Cu with a stripping ratio of 4.45 to 1.

In March 2001, the Company signed an option agreement with AC to acquire a 50% interest in the Aguablanca project. The Company conducted an extensive due diligence study that included metallurgical tests, mine plan review and optimization, 513 metres of drilling, detailed geotechnical studies, re-logging of 5,600 metres of core and re-assaying 40% of the samples from 33,000 metres of drilling by the previous owners. With positive results obtained from the due diligence study, the Company exercised its option to acquire 100% of the Aguablanca project from AC and the Spanish Government on July 5, 2001 and initiated a bankable feasibility study.

As part of the bankable feasibility study, completed by MDM and the Company, two geotechnical core holes, three metallurgical holes and 53 core holes totaling 12,360 metres were drilled at Aguablanca to infill the drill hole spacing to 25 metres. Core size has been HQ (PQ for the metallurgical holes), and assay intervals were generally two metres, but adjusted locally for geologic changes of interest. Rio Narcea completed a program to re-open and re-survey all holes possible. A total of 11,999 metres in 55 old drill holes were resurveyed and results were used in the new geological interpretation and model building.

Mineral Reserves and Resources

The Aguablanca deposit consists of two parts: (1) The Main Mineralized Body (the “Main Zone”), approximately 300 metres long by 50 to 100 metres wide trends east-northeast and (2) The Northern Body (the “North Zone”), 25 to 50 metres wide, traced for about 150 metres along strike and 160 metres below the surface. Both mineralized bodies are cut by northeast and northwest trending faults.

The mineral reserves and resources estimates are based on two evaluations. The first is based on assay data from RTM’s early results and the Company's preliminary drilling results. The second consists of a re-evaluation of the early data, as well as the results of RNR, S.A.’s infill drilling program. The estimates are based upon the use of both data sets and both evaluations.

Assays and independent check assays were carried out in Spain, Canada and the UK. The drill hole assay database consists of data from the Company and RTM. The Company has reported that there is a minor positive bias in nickel and copper values obtained in the check assay program.

The Aguablanca mineral resource estimate is based on a three-dimensional geological block model within an envelope of 0.1% Ni. The measured and indicated mineral resources of the Aguablanca Project, as estimated by Alan C. Noble, O.R.E. Reserves Engineering (“ORE”), Colorado, USA, who is the independent "Qualified Person" for Rio Narcea as that term is defined in National Instrument 43-101, are reported as 19.7 million tonnes at an average grade of 0.66% Ni, 0.48% Cu, 0.50 g/t PGM (combined), 0.13 g/t Au and 0.02% Co. ORE also estimated inferred mineral resources to be approximately 6 million tonnes at an average grade of 0.53% Ni, 0.46% Cu, 0.40 g/t PGM (combined), 0.13 g/t Au and 0.02% Co.

The mineral resources identified in the table below were estimated using a 0.2% Ni cut-off grade and a block model based on results of diamond drilling completed by RTM, and is based on a block model with 5 x 5 x 5 metre blocks built by RTM. Block grades for Ni, Cu, Au, Co, Pt and Pd were interpolated using kriging techniques within an envelope of approximately 0.1% Ni. Kriging was done with variograms indicating the best grade continuity to be along an east-west plane dipping 70º to the north. Metal grades were not capped.

Mineral Resources Estimate (Cut-off  of 0.2% Nickel)

	Volume	Tonnes	Ni	Cu	Pt	Pd	Co	Au
	(000s)	(000s)	(%)	(%)	(g/t)	(g/t)	(%)	(g/t)
Measured	5,150	15,900	0.667	0.481	0.250	0.240	0.018	0.130
Indicated	1,250	3,800	0.606	0.476	0.230	0.220	0.016	0.130
Total Measured + Indicated	6,400	19,700	0.655	0.480	0.246	0.236	0.017	0.130
Inferred - Oxide	400	1,050	0.407	0.274	0.173	0.165	0.010	0.115
Inferred - Sulfide	600	1,900	0.495	0.407	0.187	0.179	0.012	0.113
Inferred - Deep	1,000	3,000	0.587	0.550	0.224	0.215	0.015	0.143
Total Inferred	2,000	5,950	0.526	0.455	0.203	0.195	0.013	0.129

As an internal check, ORE utilized three other methods of estimating mineral resources and reported that the tonnage and grade estimates varied by about 8%, as presented in the table below.

Comparison of Measured and Indicated Mineral Resources Estimate

Using Different Methods and Parameters

	Tonnes (000’s)	Ni (%)	Cu (%)	% Difference from Base Case
				Tonnes	Nickel Grade	Nickel Metal	Copper Grade	Copper Metal
Base Case	19,700	0.655	0.480
No Grade Caps in Mineralization	19,750	0.658	0.488	0.3%	0.5%	0.7%	1.7%	1.9%
No Adjustment for Fault Displacement	19,350	0.658	0.477	-1.8%	0.5%	-1.3%	-0.6%	-2.4%
Nearest Neighbor	18,000	0.703	0.511	-8.6%	7.3%	-1.9%	6.5%	-2.7%
Kriged with Caps and Fault Adjustments	20,900	0.619	0.457	6.1%	-5.5%	0.3%	-4.8%	1.0%

Mining

The BFS evaluation is based upon contract mining. Pit design is based upon conservative geo-technical and economical considerations, the latter consistent with contract mining. Final pit limits have been examined by determining NPV for different scenarios at various metal prices. Larger and deeper pits than that considered for the Base Case are possible, but do not show additional yield to justify the higher risk involved.

Pit design was based on floating cone analysis to evaluate the economic limits of the pit. Predicted operating cost, smelter terms and metal recoveries were used for the evaluation. Variable slopes for different sections of the pit were used and costs were escalated towards the bottom to reflect depth. Two pit designs were refined with roads and berms resulting in a “base case” pit containing proven and probable mineral reserves of 15.7 million tonnes of ore with a waste to ore ratio of 5.4:1.

A cut-off of €8.23/tonne net smelter return (equal to approximately 0.256% Ni equivalent) was selected for mill ore feed. A marginal cut-off of 0.24% Ni was estimated to cover process and general costs of $6.6/tonne. Ore production was set at 1.5 million tonnes per annum. During the first three months of operation the costs could be capitalized but were not capitalized for the BFS economic evaluation.

Details of the mineral reserves, including dilution are showed in the table below, which excludes inferred resources contained within the pit limits.

Mineral Reserves

	Ore Tonnes (000s)	Ni (%)	Cu (%)	Pt (g/t)	Pd (g/t)	Co (%)	Au (g/t)	Waste Tonnes (000s)	Stripping Ratio
Phase 1	5,450	0.632	0.443	0.237	0.226	0.017	0.122	14,000
Phase 2	5,050	0.616	0.441	0.232	0.222	0.016	0.122	26,350
Phase 3	5,200	0.716	0.502	0.260	0.249	0.019	0.135	45,100
Total	15,700	0.655	0.462	0.243	0.232	0.017	0.126	85,450	5.44

The production and treatment schedule assumes open pit mining for 10.5 years. However, pre-production activities, including mine overburden removal and plant construction, and post-production site rehabilitation work will extend the overall program to approximately 13 years.

The mine plan assumes excavation of three staged push-backs to minimize initial capital. During the year of pre-production and first year of operation, 10.36 million tonnes of waste and oxidized ore (to be stockpiled) will be excavated to provide enough stockpiled ore, to expose adequate ore for treatment and to provide construction material for the tailings pond. The waste produced will be used for the construction of starter dams at the tailings storage area, as well as for the construction of several clear water ponds.

Taking advantage of the higher grades encountered in drill holes beneath the open pit reserves and also of the current and forecast nickel prices, the decision was taken in late 2003 to commence the planning of an underground decline. In April 2004, Rio Narcea awarded the contract for the decline to Obras Subterráneas, S.A. (an experienced Spanish contractor specialized in the construction of tunnels). This decline will be used for infill drilling at depth and eventual future underground production of higher grade material. It is expected that the decline will reach the higher grade nickel mineralization within a year.

Metallurgy

Ore consists of semi-massive breccia sulfide and the disseminated sulfide ores, both bearing nickel and copper values. The nickel is present mostly as pentlandite and the copper only as chalcopyrite; minor nickel is contained in pyrrhotite. Most of the gangue is composed of silicates (amphibole, pyroxene) and pyrrhotite.

Test work confirmed that Aguablanca ore is suitable for two stage milling using semi-autogenous and ball milling. The flowsheet includes primary crushing, semi-autogenous grinding, pebble crushing, ball milling, three stages of nickel flotation including concentrate regrind, concentrate thickening and filtration. Overall nickel recovery is estimated at 84 to 80% for the bulk concentrate production, with 85% for Cu and 75% for Pt, Pd and Co and concentrate grades will be 8 to 9% Ni with 4 to 5% Cu, 5 to 8 g/t Pt/Pd and 1500 to 2000 ppm Co.

Acid base accounting showed that Aguablanca flotation tailings have a strong potential to generate acidic drainage but also have significant neutralizing potential. Aguablanca waste rock has significant neutralizing potential.

Leachate testing showed that for both tailings and waste rock samples, very low levels of metals were detected, none of which were present at concentrations greater than the World Bank Environmental Guidelines for Mining and Milling Operations.

Processing Plant

RNR, S.A. is planning to produce mineral concentrates of nickel and copper, containing platinum group metals, cobalt and gold, by conventional open pit mining and processing, (milling and flotation) of mineral ores from the Aguablanca orebody. The Aguablanca processing plant has been designed to produce a bulk Cu-Ni-PGM concentrate. However, the plant has the flexibility to produce separate copper and nickel concentrates with minimal loss of nickel to the copper concentrate, by exploiting the flotation rate differences between the fast floating copper and the nickel minerals. MgO levels in the concentrate will be controlled by conventional, industry standard talc depression techniques to achieve smelter specifications.

Rio Narcea has an off-take agreement with Glencore International AG for the sale of 100% of the annual concentrate production at the mine until the year 2010. The concentrate will be trucked from Aguablanca to the ports of Huelva or Sevilla for shipment.

Construction of the plant commenced in October 2003 under a lump sum turnkey contract with Fluor Corporation of Australia who also constructed the El Valle plant. Based upon the results of all testwork conducted, the warranteed performance of the Aguablanca plant has been set at 1.5 million tonnes of ore per year. However, major equipment capacity has been designed around 1.8 million tonnes per year and it is confidently expected that with minimal debottlenecking this higher production level will be achieved thus providing the capacity to treat additional high-grade underground ore. The plant will be located northeast of the pit and will work 360 days per year and 24 hours per day.

Tailings Management

Knight Piésold Limited was commissioned in January 2002 by RNR, S.A., to prepare a study for the surface containment of tailings produced from the Aguablanca project. The BFS addresses the tailings and water management systems for the project.

The feasibility level design has been completed in accordance with the recommendations of the International Commission on Large Dams and other International standards, to be robust, suit the mine and processing plant planned operational methods, meet the environmental requirements for a safe and secure facility within Spain and to provide flexibility for future expansion of the tailings management facility. Three potential sites were identified for the construction of the tailings management facility. The site selected complies with storage capacity requirements, minimizes operation costs for the facility due to its proximity to the plant site and minimizes potential liabilities both during operation and after closure.

Environmental

An environmental study was carried out for the proposed Aguablanca project mining and processing plant operations in the municipality of Monesterio, Badajoz, Spain.

The environmental study was carried out to guarantee that the project is environmentally robust in terms of environmental monitoring and control, and to ensure that an optimal environmental strategy is adopted for the project’s implementation. The study confirmed that the impact to be caused as a result of the opening, mining and closing of the Aguablanca project will be compatible with the normal development of the environmental processes produced in the project's surroundings. The study was carried out within the guidelines of current European, national, regional and local legislation.

An environmental analysis of the project has also identified the detrimental environmental impacts that can result from operational activities. Preventative measures to minimize or eliminate such impacts have been established. The environmental evaluation examined the existence, concentration and effects of the various units (flora, fauna, landscape) in the project location in order to ensure that these measures can be effectively applied at appropriate levels throughout the project and that the area can be restored to its original state at the end of the project life.

Capital Cost Estimate

Based on the Base Case financial model of July 2002, the estimated capital requirements associated with the project were estimated at €64.1 million (equivalent to $64.1 million based on an exchange rate of $1.00/€), including working capital and VAT during construction. In March 2004, the capital expenditures to construct the Aguablanca mine were revised to approximately €70 million (equivalent $85 million based on an exchange rate of $1.21/€) as a result of advancing certain mining expenditures into the pre-production phase and higher costs for the construction of the high tension power line. A summary of the capital requirements is presented below.

Summary of Capital Requirements

Description	(in millions)
Initial capital (plant, tailings facility, infrastructure and land acquisition)	€ 46.3
Working capital	4.2
Owners pre-production costs	4.0
Mine pre-stripping cost	3.7
VAT during construction	8.6
Bank fees and other	3.1
Total	€ 69.9

Operating Cost Estimate

A breakdown of the calculated overall operating cost per tonne of ore treated, using contractor mining, is shown in the table below.

General Operating costs

Category	€/t Treated
	1st full year	Average over
		mine life
Mining Costs	4.66	5.35
Processing Costs	6.48	6.58
General and Administration Costs	0.52	0.56
Total	11.66	12.43

Contract mining costs were sourced from local mining contractors, and variable costs will average €0.657/tonne for ore and €0.643/tonne for waste. Mining and process costs are based upon current RNR, S.A. personnel operating practice and unit supply price quotations. All labor costs include social security costs based upon similar rates from the Company’s experience.

Financial Evaluation of the Bankable Feasibility Study

Assuming a nickel price of $6,600/tonne ($2.99/lb), copper price of $1,600/tonne ($0.73/lb) and $400/oz for platinum and palladium, the internal rate of return (“IRR”) of the Base Case scenario is 30.1% over a 10.5 years mine life, in constant money terms, based upon full equity financing.  An exchange rate of 1$ = €1 was used throughout the BFS.

Total revenues over the project life in constant money terms and at fixed metal prices are $420 million, with an operating income of $218 million. The payback period is 2.45 years and Net Present Value (“NPV”) at 5% discount is $82.4 million. Cash costs vary with metal prices due to the smelter terms and the royalties and are $1.82/lb for the Base Case.

At different nickel prices the IRRs, payback periods and NPVs, discounted at 5% and keeping other variables unchanged, are presented in the following table.

Nickel Price Sensitivities

Nickel price ($/t)	IRR (%)	Payback (years)	NPV ($M)

5,000	7.7	8.4	7.89
6,000	22.9	3.2	56.1
7,000	34.0	2.2	98.0
8,000	40.4	1.8	123.2

 Base Metal Exploration Project

Ossa Morena

Rio Narcea initiated its 2003 nickel sulfide exploration program in the Ossa Morena region of southern Spain and Portugal with an 11,000 line kilometre airborne geophysical survey. The radiometric, magnetic and electromagnetic survey covered the Beja and Campo Maior areas of Portugal and several areas in Spain that had not been previously surveyed.

The airborne radiometric survey identified extensive areas of low total count that correlate with favourable mafic and ultramafic intrusive rocks. Many of these areas had not been recognized previously as having potential for nickel mineralization. When this data was compared to soil and stream sediment geochemical data in the Company’s 20,000 sample database, several areas of mafic intrusive rocks coincided with the location of significant nickel and copper anomalies.

Magnetic maps generated from the new airborne data revealed interesting features within the intrusive rocks. One of these is a large spiral magnetic anomaly in the western Beja area that is thought to reflect multiple lobes of a layered intrusive with potential for both nickel sulfide and PGM mineralization. A partially completed regional soil survey of the Beja area has identified three strong Ni-Cu-PGM anomalies in relation to the spiral magnetic anomaly. Rock chip samples from small gabbro outcrops near the eastern edge of the magnetic anomaly assayed up to 0.5% Ni, 0.43% Cu and 0.58 g/t Pd. An isolated magnetic high at Vinagrinho, just north of the anomaly, has coincident soil geochemical anomalies with values up to 1,605 ppm Ni, 473 ppm Cu and 1,134 ppm Au. Both areas are scheduled for exploration drilling in 2004.

Simultaneous with the airborne survey, Rio Narcea initiated a drilling program to test six of the many targets generated from its previous exploration work. The drilling identified disseminated magmatic nickel sulfides in each of the six targets, including thick sections of low-grade nickel mineralization: 121 metres averaging 0.15% Ni at Tejadillas, 27 metres averaging 0.14% Ni at Argallon and 56 metres averaging 0.10% Ni at Elvas. Several targets included narrow, higher grade intercepts: 0.24% Ni over 21 metres and 0.41% Ni over 1.9 metres at Tejadillas, 0.43% Ni over 2.5 metres at Calzadillas, 0.33% Ni over 4.5 metres at Argallon, and 0.24% Ni over 0.5 metres at Olivensa.

Geological reconnaissance in the Ossa Morena zone is assessing the potential for iron oxide copper-gold (IOGC) mineralization related to a continental rift structure that extends across much of the Ossa Morena project. This area was once the most prolific iron-producing region of the Iberian Peninsula. Following up investigations by the Spanish Geological and Mining Institute, the Company sampled many of these occurrences and identified significant gold and copper mineralization associated with iron oxide occurrences in a thick sedimentary sequence of reefal limestones, volcanic rocks, shales and sandstones. The style of mineralization is consistent with an IOGC system. Detailed work will commence on specific targets during 2004.

The Company is encouraged by the results obtained to date and will continue to evaluate the potential of the region while seeking joint venture partners with the requisite resources and expertise in nickel sulfides to participate in these efforts. Rio Narcea believes there is potential to discover nickel and IOGC deposits in the Ossa Morena region.

Drilling and Sampling Procedures

As of December 31, 2003, Rio Narcea has drilled a total of 241,700 metres in 1,469 holes on its various properties in Spain and Portugal since listing on the TSX in July 1994. The Company has full data sets and most of the remaining core from an additional 123,700 metres drilled in 757 holes by previous companies exploring Rio Narcea's properties. Since inception of exploration at the El Valle deposit, the Company's main asset, a total of 153,630 metres have been drilled in 836 holes. A total of 53,080 metres in 302 holes have been drilled at Aguablanca.

An estimated 85% of all drilling on the Company's property is core drilling. All mineralized zones below the water table on Rio Narcea's property are cored with HQ diameter (63.5 mm) or larger core. Spacing of the drill holes for reserve calculation and mine planning has been designed by geostatistical consultant, Alan Noble, of ORE Reserve Engineering. Although site specific, all proven and probable reserves as well as mineralized material have been drilled with a maximum spacing that ranges from 24 to 50 metres. Drill hole spacing in selected high-grade zones and in underground reserves is 12.5 metres or less. Core recovery in the mineralized zone averages greater than 90%. The Company maintains strict contractual requirements that specify a hole must be redrilled at the contractor’s expense if core recovery is less than 85%, but offers a significant premium if recovery is greater than 90%.

All drill hole surface coordinates are surveyed by a total station or differential GPS and hole deviation is measured by modern down hole gyro equipment (giving a precise down hole position regardless of the rocks’ magnetic characteristics) and recorded directly into an onboard computer. The core is photographed, measured for density and rock quality (RQD) and meticulously logged by trained geologists under a system incorporating check logging to ensure consistency of interpretation. Detailed petrographic studies are routinely conducted through the University of Oviedo and include microscopic thin section analysis, fluid inclusion studies and potassium-argon age dating. Finally, all coded lithologies, core recovery, survey coordinates, density measurements and geotechnical measurements are entered into the Company's computer database with geochemical assays. Drill hole and geologic information is plotted on computer digitized topographic maps and cross sections and entered with surface and airborne geophysical data and soil geochemical data into GIS program for storage and further analysis. In-house reserves are calculated using Datamine and Whittle 4D pit optimization software. All publicly released mineral reserve estimates are prepared by certified independent consultants meeting the “Qualified Person” requirements of National Instrument 43-101, Standards of Disclosure for Mineral Projects.

Sample Preparation and Assaying

All sample preparation is carried out on site to maintain the highest standards in cleanliness, quality and consistency. Sample protocol is strict and specifically designed for the project by ORE, after extensive studies of heterogeneity, screen size analysis and particle size distribution to determine sample error.

Mineralized core is diamond sawed into halves and prepared using LM1 and LM5, or LM4 pulverizers and ESSA automatic splitters to achieve larger sample weights and smaller particle sizes for splitting. Half cores, rejects and sample splits are archived in clean, well organized storage facilities at the respective project sites.  An elaborate ventilation system, specially designed hoods, vacuums, clean quartz sand between sample crushing, and constant supervision for possible contaminants is part of a continuing effort to eliminate errors due to sample contamination.

Gold assays are conducted on two-assay-ton samples using fire assay with gravimetric or AA finish (depending on grade) and routinely include an 8 and 11 atomic absorption trace element analysis. Nickel exploration assays are atomic absorption for nickel, cobalt and copper with fire assay on two-assay-ton samples for gold, platinum and palladium. Nickel soil and rock chip samples are routinely assayed with inductively coupled plasma (ICP) multi-element for 30 trace elements. Rio Narcea’s sample protocol requires data verification and quality control by re-assaying a minimum of 5% of the mineralized intervals at an independent laboratory to check the accuracy and precision of the data from the ongoing work. Assay data is electronically entered into the Company database and periodically compared to hardcopies of the data. Intercepts are routinely inspected for anomalous results in comparison to nearest neighbor intercepts. Approximately 15 to 20% of all mineralized intercepts in exploration holes are re-assayed to verify accuracy and precision as well as consistency of assay results. Grade control assays are done in house with check assays sent to ITMA Laboratories (Oviedo, Spain), which duplicate procedures used by the Company. Assays for exploration holes are done by ITMA Laboratories with re-assays by Rocky Mountain Laboratories (Reno, Nevada, USA). One duplicate, one blank and one standard are routinely used for quality assurance. Finally to minimize data entry error, the geochemical data is downloaded into the Company's database, through a modem or email directly from the laboratory and periodically checked with hardcopies of all data that is kept in drill hole files in the respective project offices.

ITEM 5.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected financial data for the Company and is based upon, and should be read in conjunction with, the more detailed financial information appearing in the 2003 Financial Statements and notes thereto, incorporated by reference in this Annual Information Form.

Summary Financial Data

(U.S. dollars in thousands except where stated)

	Year ended December 31,
	2003	2002	2001	2000	1999
Statements of Operations
Operating revenues	60,818	55,506	33,956	24,405	27,635
Operating expenses	(62,378)	(47,482)	(33,330)	(29,825)	(28,871)
Operating earnings (loss)	(1,560)	8,025	626	(5,420)	(1,236)
Net income (loss)	3,820	9,698	(3,715)	(7,408)	(5,408)

Net income (loss) per share-
Basic ($/share)	0.04	0.13	(0.06)	(0.11)	(0.10)
Diluted ($/share)	0.04	0.13	(0.06)	(0.11)	(0.10)

Shares outstanding as of the end of the period (thousands)	112,924	71,730	65,051	64,922	63,457

Balance Sheet
Total assets	162,005	86,241	75,721	72,356	69,292
Shareholders’ equity	121,054	52,992	28,516	32,617	39,908
Capital stock	136,041	84,098	79,446	79,262	77,119

Summary Financial Data Adjusted for U.S. GAAP

(U.S. dollars in thousands except where stated)

	Year ended December 31,
	2003	2002	2001	2000	1999
Statements of Operations
Operating revenues	60,818	55,506	33,956	24,405	27,635
Operating expenses	(65,110)	(47,738)	(33,330)	(29,825)	(28,871)
Operating earnings (loss)	(4,292)	7,768	626	(5,420)	(1,236)
Net income (loss)	264	6,484	(6,069)	(7,408)	(5,408)

Net income (loss) per share-
Basic ($/share)	0.00	0.09	(0.07)	(0.11)	(0.10)
Diluted ($/share)	0.00	0.08	(0.07)	(0.11)	(0.10)

Shares outstanding as of the end of the period (thousands)	112,924	71,730	65,051	64,922	63,457

Balance Sheet
Total assets	158,555	82,550	74,664	72,356	69,292
Shareholders’ equity	115,973	48,550	29,374	32,617	39,908
Capital stock	136,041	84,098	79,446	79,262	77,119

The Company’s consolidated financial statements have been prepared under accounting principles generally accepted in Canada.

Dividends

The Company has not declared or paid any dividend on its common shares and has no dividend policy with respect to the payment of dividends. The decision to pay dividends and the amount thereof is at the discretion of the Company’s Board of Directors and is governed by such factors as earnings, capital requirements and the operating and financial condition of the Company. There can be no assurances that the Company will pay dividends in the future and it is not anticipated that any will be paid in the foreseeable future.

ITEM 6.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Reference is made to pages 1 through 15 of the insert to the Company’s 2003 Annual Report entitled “Consolidated Financial Statement for the Three Years Ended December 21, 2003” under the heading “Management’s Discussion and Analysis” which is incorporated herein by reference and can be viewed at www.sedar.com.

ITEM 7.

NATURE OF TRADING MARKET

The Company's Common Shares are listed and posted for trading on the TSX under the symbol “RNG” and on AMEX under the symbol “RNO”. The Common Shares are also quoted on the over the counter market of the Berlin and Frankfurt Stock Exchanges under the symbol “RNG”. The Company’s Common Share purchase warrants which were issued on September 11, 2003 are listed and posted for trading on the TSX under the symbol “RNG.WT”.

ITEM 8.

DIRECTORS AND OFFICERS OF THE COMPANY

The following table sets forth the names municipalities of residence of directors and executive officers of the Company, their positions and offices with the Company, their principal occupations and their respective terms of office.

Name and Municipality of Residence	Present Principal Occupation and Position with the Company	Term of Office
Juan Herrero Abelló Madrid, Spain	Director of the Company Managing Director of PRISA Internacional	February 2002 to present
Anthony H. Bloom London, England	Director of the Company Chairman, Rockridge Consolidated Ltd.	March 1995 to present
Chris I. von Christierson London, England	Director and Chairman of the Company	February 1994 to present CEO from February 1994 to February 1999
Javier Colilla Madrid, Spain	Senior Vice President, Corporate of the Company	February 2001 to present VP Finance and CFO from June 1996 to February 2001 VP Corporate Development from February 1994 to June 1996
John H. Craig Toronto, Canada	Corporate Secretary Partner, Cassels Brock & Blackwell LLP	September 2000 to present
Robert van Doorn Vancouver, Canada	Executive Vice President, Business Development	August 2003 to present
Omar Gómez Salas, Spain	Chief Financial Officer of the Company	June 2002 to present Financial Manager from November 2001 to June. 2002
John W.W. Hick Toronto, Canada	Director of the Company President and CEO of Defiance Mining Corp.	December 1997 to present
Alberto Lavandeira Salas, Spain	President, Chief Executive Officer and Director of the Company

Director from June 2000 to present

CEO from June 1999 to present

President from February 1997 to present

CFO from February 2001 to June 2002

COO from February 1997 to April 2001

VP operations from August 1995 to February 1997

David N. Murray London, England	Director of the Company Retired	November 2002 to present
Rupert Pennant-Rea London, England	Director of the Company Chairman, The Stationery Office Holdings Ltd.	December 5, 2003 to present
Alan Riles Belmonte de Miranda, Spain	Chief Operating Officer of the Company	April 2001 to present
Hugh R. Snyder Toronto, Canada	Director of the Company President of H.R. Snyder Consultants	February 1994 to present
Eugene D. Spiering Salas, Spain	Vice President, Exploration of the Company	February 1994 to present

All directors have held the above positions throughout the past five years, other than: Juan Herrero Abelló, who from April 1996 to October 2001, was Chief Executive Officer and Director of Arjil & Cie. Espana; John W.W. Hick, who from December 2001 to June 25, 2003, was President and CEO of Geomaque Explorations Inc., and since February 2003 has been president and CEO of Defiance Mining Corp. Mr. Hick has also been President of John W.W. Hick Consultants, Inc. since 1977;  Mr. Murray, who from 2000 to July 2002 was Chief Executive Officer of Avgold Limited; and Mr. Gómez, who prior to November 2001, was with Arthur Anderson. Additional Information regarding certain directors and executive officers is provided below:

Chris I. von Christierson – Chairman of the Board

Mr. von Christierson has over 30 years of business experience in the resources industry. He was Chairman and CEO of Rio Narcea from 1994 to early 1999. Mr. von Christierson was instrumental in establishing Rio Narcea as the European Union’s largest gold mining company. He also serves as a member of the board of directors of Gold Fields Limited (since May 1999) and Southern Prospecting (UK) Ltd. (since March 1995), and is Chairman of Afri-Can Marine Minerals Corporation since March 2000.

Alberto Lavandeira – President and CEO

Mr. Lavandeira is a mining engineer with 25 years of experience in development and operation of mining properties. He joined Rio Narcea in 1995 as Vice President, Operations and played a key role in the development of the El Valle mine. Previously, he held senior management positions with the following mining companies: RTZ (1992-95), Anglo American (1988-92), and Cominco (1980-88).

Omar Gómez – Chief Financial Officer

Mr. Gomez is a certified public accountant with eight years of experience in accounting, auditing and finance. He joined Rio Narcea in the fall 2001 as Manager of Finance. He started his career with Arthur Andersen (now Deloitte & Touche, professional services organization providing assurance and advisory, tax, and consulting services) in Oviedo, Spain in 1995 and was promoted to the senior management team in 2001.

Javier Colilla – Senior Vice President, Corporate

Mr. Colilla is a lawyer and economist with over 20 years of professional experience. He joined Rio Narcea in 1994 as Vice President, Administration and Business Development. Mr. Colilla is fully experienced with all aspects of mining finance, legal counsel, grants, mineral rights tenure, permitting and taxation. He held senior management positions at Anglo American Corporation of South Africa Ltd. (1986-94), Drill Sure España, S.A. (multinational drilling company) (1983-86), La Union y El Fenix Español, S.A. (Spanish insurance company) (1982-83), and KMG (Klynveld Main Goerdeler, now KPMG- professional advisory firm) (1979-82).

Alan Riles – Chief Operating Officer

Mr. Riles is a professional metallurgist with over 25 years of experience in mining and processing of base metals, gold and mineral sands in Australia, New Zealand, South America and Europe. He was closely involved in the commissioning of the El Valle project in 1997-98 and returned in March 2001 as Chief Operating Officer, responsible for the mining and processing operations of Rio Narcea in Spain. Prior to joining the Company, Mr. Riles held senior management positions with Western Metals Resources Ltd. (1999-2001), Niugini Mining (Pty) Ltd. (1995-97), Consolidated Rutile Ltd. (1994-95), and RGC Tin & Minerals Sands Division (1980-92).

Robert van Doorn – Executive Vice President, Business Development

Mr. van Doorn, a mining engineer and MBA graduate, has been active in the mining industry for 25 years. He has held senior positions with Anglo American, Mt Isa Mines and Billiton, including three years in business development for Billiton. His extensive understanding of the sector has been enhanced by more than 10 years in the financial industry during which he was in charge of mining investments for the Old Mutual, South Africa's largest financial institution, and subsequently became Morgan Stanley's Worldwide Gold Equity Analyst.

Eugene D. Spiering – Vice President, Exploration

Mr. Spiering is an exploration geologist with 24 years of international experience in mineral exploration and project management in the Western United States, South America, and Europe. As Vice President Exploration of Concord Minera Asturiana, S.A. (1992-94) Mr. Spiering managed the exploration team responsible for the discovery of the El Valle gold deposit and currently heads up Rio Narcea's exploration team in Spain and Portugal. Previously, he held senior technical positions with Centurion Mines Corporation (1991-92) and Energy Fuels Nuclear, Inc. (1985-90) and worked independently as an exploration consultant to the energy and mineral industries from 1977 to 1985.

As of the date hereof, the number of Common Shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised, by all directors and executive officers of the Company as a group, was 543,000 Common Shares, representing less than 1% of the outstanding common shares of the Company. The information as to Common Shares beneficially owned or over which control is exercised not being within the control of the Company, has been furnished by the directors and executive officers directly.

Committees of the Board of Directors

The Company has five permanent committees of the Board of Directors: the Audit Committee, the Compensation Committee, the Corporate Governance Committee; the Environmental, Health and Safety Committee; and the Technical and Projects Committee.

Audit Committee

The Audit Committee presently consists of three Directors, John W.W. Hick (Chairman), Anthony H. Bloom and Rupert Pennant-Rea, all of whom are unrelated and independent Directors, financially literate and one of whom, John W.W. Hick, is a “financial expert” as that term is defined in Multilateral Instrument 52-110. The Company is in full compliance with Canadian Securities Administrators Multilateral Instrument 52-110 which deals with the role, compensation of audit committees and the qualifications of its members.

The Company has adopted an Audit Committee Charter, which confirms that the purposes of the Audit Committee are to assist the Board of Directors:

●

in its oversight of the Company’s accounting and financial reporting principles and policies and internal audit controls and procedures;

●

in its oversight of the Company’s financial statements and the independent audit thereof;

●

by selecting, evaluating and, where deemed appropriate, replacing the external auditors (or nominating the external auditors to be proposed for shareholder approval in any proxy statement);

●

in evaluating the independence of the external auditors;

●

in its oversight of the Company’s risk identification, assessment and management program; and

●

in the Company’s compliance with legal and regulatory requirements in respect of the above.

The Charter also deals with such matters as the responsibilities of management with respect to the Company’s accounting and financial reporting function, composition of the Audit Committee and qualifications of Audit Committee members, the frequency and conduct of Audit Committee meetings and the duties and powers of the Audit Committee.

Compensation Committee

The Compensation Committee presently consists of three Directors, Anthony H. Bloom (Chairman), Juan Herrero Abelló and John W.W. Hick, all of whom are unrelated and independent Directors. It carries out the following responsibilities:

●

assists the Board in monitoring, reviewing and approving compensation policies and practices;

●

makes recommendations to the Board with respect to the compensation of the Company’s executive officers and senior management. The Committee also makes recommendations to the Board with respect to Director remuneration for serving on  the

Board or a  Committee thereof; and

●

ensures that the Company’s executive compensation policy is designed to enable the Company to attract and retain the best people,

while taking into consideration the following objectives:

(i) relating executive compensation to financial performance

(ii) relating executive compensation to individual contribution

(iii) aligning the interests of management as closely as possible with the interests of shareholders

Corporate Governance Committee

The Corporate Governance Committee presently consists of four Directors, Rupert Pennant-Rea (Chairman), Juan Herrero Abelló, Anthony H. Bloom and John W.W. Hick, all of whom are unrelated and independent Directors. The Committee is responsible for developing and implementing the Company’s corporate governance guidelines having regard to applicable rules and policies of regulatory bodies and good corporate practices and is also responsible for the implementation of appropriate structures and procedures to monitor and enforce compliance with such rules, policies and practices. In addition, the Committee is responsible for identifying and recommending nominees to the Board for eventual election or appointment to the Board as well as making recommendations as to the size and composition of the Board. The Committee is also responsible for reviewing and monitoring the orientation of new Board members and for reviewing and approving senior executives directorships in companies other than subsidiary companies and for reviewing directors’ relationships with other outside entities with regard to potential conflicts of interest and independence standards.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee presently consists of three Directors, David N. Murray (Chairman), John W.W. Hick and Hugh R. Snyder, all of whom are unrelated and independent Directors. The Committee ensures the integrity of the Company's systems for environmental controls and compliance and employee health and safety and oversees environmental audits and independent reviews of the Company's environmental compliance practices. The Chief Executive Officer and the Chief Operating Officer of the Company are invited to attend as required.

Technical and Projects Committee

The Technical and Projects Committee presently consists of three Directors, Hugh R. Snyder (Chairman), David N. Murray and Alberto Lavandeira, the President and Chief Executive Officer. Messrs. Snyder and Murray are unrelated and independent Directors. The Chief Operating Officer of the Company is invited to attend as required. The Committee carries out the following duties and reports on each area to the Board:

●

reviews technical and financial aspects of new investments proposed by management as well as existing projects;

●

monitors progress, technical and cost, against plan of development projects through feasibility, construction and start-up; and

●

reviews exploration programs and budgets submitted by management and monitors the progress of such programs.

ITEM 9.

ADDITIONAL INFORMATION

Rio Narcea will provide to any person or company, upon request to the Corporate Secretary of Rio Narcea:

(a)

when the securities of Rio Narcea are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a proposed distribution of its securities;

(i)  one copy of this Annual Information Form, together with one copy of any document, or pertinent pages of any document, incorporated herein by reference;

(ii)  one copy of the comparative financial statements of Rio Narcea for its most recently completed financial year together with the report of the auditor thereon and one copy of any interim financial statements of Rio Narcea subsequent to the financial statements for its most recently completed financial year;

(iii)  one copy of the information circular of Rio Narcea in respect of its most recent annual meeting of shareholders that involved the election of directors; and

(iv)  one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i)  to (iii) above.

(b)

at any other time, one copy of the documents referred to in clauses (a) (i), (ii) and (iii) above, provided Rio Narcea may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of Rio Narcea.

Additional information including directors’ and officers’ remuneration and indebtedness, principal shareholders of Rio Narcea’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in Rio Narcea's information circular for its most recent annual meeting of shareholders that involved the election of directors and additional financial information is provided in Rio Narcea’s comparative financial statements for its most recently completed financial year.